
04009582

creating business solutions



VOLT Information Sciences, Inc.

"There is no limit to the possibilities of business solutions through the integration of Volt capabilities."

of strategic programs. Our feature-rich mix of products and services is recognized by market-leading companies. Volt's managed staffing programs and net-centric technologies streamline workforce delivery and management. Our fully integrated e-business solutions accelerate response time and productivity by providing efficient requisition, tracking and report management. For mission critical voice, data and video networks, as well as converged telecommunications infrastructure such as VoIP, Volt is called upon to build and to keep operations up and running on a 24 by 7 basis. Getting the right information to the right people at the right time is a business imperative. Volt's information solutions range from traditional directory assistance database services combined with web-based information tools to directory products in print, on CD and on the Internet. Global procurement enterprises turn to Volt looking for ways to achieve supply chain cost savings, centralize the purchasing process and manage strategic vendor relationships. Also, major corporations seek Volt for highly focused expertise to manage the testing and quality assurance for strategic software applications and corporate programs. There is no limit to the possibilities of business solutions through the integration of Volt capabilities.

Looking Ahead

For fiscal 2004, we are optimistic as we face business challenges. Anticipating an economy that continues to grow, we are well positioned to expand our sales, develop new markets, increase our profits and reinforce our sound financial structure. Over the past 50 years, we have accomplished a great deal. Our success has been a result of utilizing the latest technology to produce innovative and competitive products and services, while employing people who are among the best in the marketplace. For the tremendous efforts and dedication given over the past year, a sincere "Thank You" to all of our hardworking employees! To our loyal customers and shareholders, you are deeply appreciated for your support and confidence. The continued uniqueness and added value of Volt's creative capabilities and innovative solutions will be the key ingredients for another successful year.





William Shaw
President and Chairman of the Board of Directors

to our shareholders



William Shaw
President and Chairman of the Board of Directors



Jerome Shaw
Executive Vice President and Secretary

This past year, we spent significant effort growing our business, improving efficiency and increasing profitability.

We continued our plan of building on the accomplishments made during 2002 in improving our business without hindering our ability to take advantage of opportunities as the economy recovers. Volt's strategy of controlling business unit overhead, using our technological skill to stay ahead of competition, while increasing sales and market share is working. This year's improved results and our return to profitability have convinced me, more than ever, that we are on the right course. We will continue to promote the integration of our products and services into configurable value-added business solutions that uniquely meet our customers' needs.

Fiscal Year 2003 Results

For fiscal year 2003, the Company reported net income of $4.8 million, or $0.31 per share, on net sales of $1.6 billion, compared to a net loss of $32.8 million, or $2.16 per share, on net sales of $1.5 billion, for the previous year. The 2002 results include a non-cash charge of $31.9 million, or $2.10 per share, for goodwill impairment.

All business segments contributed to our improved performance. Our progress was led by the growth in VoltDelta's directory assistance transaction services and the expansion of VMC's portfolio of customer outsourced services. The introduction of new products and the extension of our market leadership were exemplified by the ProcureStaff launch of Consol, its next generation human capital e-procurement and spend management system. From the viewpoint of quality, we continued the successful deployment of our Six Sigma Initiative. Our commitment to quality and process improvement is helping us drive operational excellence in making Volt more competitive in the marketplace.

Volt's Business Solutions

To increase market share, we are emphasizing the offering of combined solutions from multiple Volt business groups that enable our customers to improve operations, increase sales and become more cost-effective. In today's challenging business environment and economy, companies are continually seeking a competitive advantage. What Volt does, and does exceptionally well, is provide customers world-class, configurable business solutions. Our multi-disciplined offerings span the spectrum of staffing, information technology and e-procurement, as well as telecommunications and information services.

Volt provides for the blending of people into customer operations, the building of network infrastructure, the connecting of people and business through information services, and the managing

financial highlights

(In thousands, except per share data)

Year Ended	**Nov 2, 2003**	Nov 3, 2002	Nov 4, 2001
Net Sales	**$1,609,857**	$1,467,786	$1,898,681
Income (loss) from continuing operations before items shown below	**$4,761**	$(5,187)	$6,658
Discontinued operations, net of taxes		4,310	(814)
Cumulative effect of a change in accounting—Goodwill impairment		(31,927)	
Net Income (loss)	**$4,761**	$(32,804)	$5,844
		Per Share Data	
Income (loss) from continuing operations before items shown below	**$0.31**	$(0.34)	$0.44
Discontinued operations		0.28	(0.06)
Cumulative effect of a change in accounting		(2.10)	
Net income (loss)	**$0.31**	$(2.16)	$0.38
Weighted average number of shares—basic	**15,218**	15,217	15,212
Weighted average number of shares—diluted	**15,225**	15,217	15,244

This data should be read in conjunction with the full financial statements and notes thereto presented in the Form 10-K.

products & services

Volt Information Sciences, Inc., a "FORTUNE 1000" Company, is an international corporation with major operations in the United States. Volt is a leader in the Staffing Services and the Telecommunications and Information Solutions marketplaces. Through these businesses, Volt operates in markets serving the needs of business, industry and government. Volt's global capabilities and expertise in comprehensive solutions across its businesses generate added value for domestic and multinational clients.

>>>





business solutions

"Volt provides for the blending of people into customer operations, the building of network infrastructure, the connecting of people and business through information services, and the managing of strategic programs."

::: William Shaw, *President and Chairman of the Board of Directors*



blending our people into your operations

As companies demand strategies to address the human capital requirements of their business, Volt stands out as a preferred supplier of staffing, employer services, and associated solutions that mesh with core functions. Whether a scientist conducting clinical trials for a bio-pharmaceutical lab, warehouse workers performing year-end inventory, or a managed program team on-site at a global corporation, Volt people blend effectively into our customers' operations with positive bottom-line impacts. For each customer's unique challenges, Volt provides a feature-rich mix of staffing solutions and technologies, which meld seamlessly into their day-to-day business activities. Volt's palette of web-based applications provide real-time requisition, employee, and performance data, which confirm our peoples' ability to optimize productivity and integrate with each customer's business environment.











building your network infrastructure

With major investments at stake and increasing pressure to provide a complex array of next-generation network applications and services, global enterprises rely on Volt to build their mission-critical networks and keep them up and running. Whatever the configuration—converged data, voice, and video; wireless; voice-over-Internet Protocol (VoIP); or other emergent technologies—Volt delivers network solutions that exceed our customers' most demanding requirements. Volt simplifies the network-building process for our customers by offering end-to-end infrastructure solutions—everything from engineering, design, and construction to monitoring and maintenance. Our technological know-how and experienced project management provide 24x7 support and quality-driven processes that maximize our customers' network stability, reliability, and return on investment.



connecting people and business through information services

Deploying products and services that unite people both within and across organizational and corporate boundaries are at the heart of Volt's information solutions. Volt's scalable and modular solutions include on-premise and hosted directory assistance, operator services, and information services; directory products in print, on CD and on the Internet; and customer relationship management tools. Our strategy is to deliver information solutions that enable global telecommunications providers to connect with their customers, and local businesses to connect with their communities. Customers of all sizes take advantage of our database services and products, which uphold the highest standards of quality and innovation. Volt's information solutions enable users to engage current markets, capture emerging opportunities, and increase market share.







managing your strategic programs

Growth in strategic sourcing of commodities and services is projected to continue to increase at a double-digit pace. To assist global enterprises in gaining a competitive advantage, Volt offers solutions that achieve supply chain cost savings, centralize the purchasing process, manage multiple vendors, and deliver project-based expertise. Volt's award-winning e-sourcing technologies and services automate and streamline the acquisition of independent contractors, supplemental staff, and associated commodity goods. When customers require highly specialized IT project-related expertise, Volt provides a comprehensive portfolio of professional services including software/firmware testing, quality assurance, extended sales and customer support. Improved management, reduced costs, best practices, on-time deliverables, and streamlined processes are hallmarks of each strategic program Volt undertakes for our customers.

corporate information

Executive Officers

William Shaw
President and Chairman of the Board of Directors

Jerome Shaw
Executive Vice President and Secretary

James J. Groberg
Senior Vice President and Chief Financial Officer

Steven A. Shaw
Senior Vice President

Howard B. Weinreich
Senior Vice President and General Counsel

Thomas Daley
Senior Vice President

Norma J. Kraus
Vice President Human Resources

Jack Egan
Vice President Corporate Accounting

Daniel G. Hallihan
Vice President Accounting Operations

Ludwig M. Guarino
Treasurer

Board of Directors

William Shaw
President and Chairman of the Board of Directors
Volt Information Sciences, Inc.

Jerome Shaw
Executive Vice President and Secretary
Volt Information Sciences, Inc.

James J. Groberg
Senior Vice President and Chief Financial Officer
Volt Information Sciences, Inc.

Irwin B. Robins
Retired Senior Vice President
Volt Information Sciences, Inc.

Steven A. Shaw
Senior Vice President
Volt Information Sciences, Inc.

Mark N. Kaplan
Of Counsel
Skadden, Arps, Slate, Meagher & Flom LLP (a law firm)

William H. Turner
Acting Dean
Stony Brook University School of Business

Lloyd Frank
Partner
Jenkens & Gilchrist Parker Chapin LLP (a law firm)

Bruce G. Goodman
Partner
Hinckley, Allen & Snyder LLP (a law firm)

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, April 9, 2004 at the 1st floor Atrium,
Volt Corporate Park
2401 N. Glassell Street
Orange, CA 92865

Registrar and Transfer Agent for Common Stock

Registrar and Transfer Company
Cranford, NJ

Independent Auditors

Ernst & Young LLP
New York, NY

Company Information

A copy of the Company's 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to:
Vice President
Corporate Accounting
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

A copy of the 10-K and information about Volt can be found on the Internet at: *www.volt.com.*

Designed by Curran & Connors, Inc. / www.curran-connors.com

volt at-a-glance

Staffing Services

STAFFING SOLUTIONS >>>
Broad Spectrum of Customized Staffing Services including VoltSource Managed Staffing Services, Temporary/Contingent Personnel, Direct Placement, Professional Employer Organization Services and Other Alternative Services. Volt Services Group ::: Volt Human Resources ::: Volt Europe ::: Shaw & Shaw ::: Fidelity National Credit Services

INFORMATION TECHNOLOGY (IT) SOLUTIONS >>>
Outsourced Software, Technology and Consulting Services including Software and Web Design, Development, Testing and Quality Assurance; Scientific/Clinical Research and Monitoring; Technical Communications, Asset Management and IT Support Services. VMC Consulting ::: Volt Europe Solutions

E-PROCUREMENT SOLUTIONS >>>
Human Capital Management (HCM) E-Procurement Technologies and Services that Automate the Acquisition, Management and Validation of Contingent Workers and Project Related Services. ProcureStaff

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Telecommunications & Information Solutions

TELECOMMUNICATIONS SERVICES >>>
Telecommunications Infrastructure Design, Engineering, Construction, Installation and Maintenance Services for Wireless, Central Office, Outside Plant and Business Systems. Services include Management of Turnkey Projects and Programs. Volt Telecommunications Group ::: Volt Telecom Europe

TELEPHONE DIRECTORY >>>
Telephone Directory Publishing, and Production Services and Systems. Publishing Products include DataNational Community PhoneBooks, the National Internet Tollfree (it) Directory and the White and Yellow Pages Directories for Uruguay. Also, Energy Conservation Solutions for Utilities and Consumers. DataNational ::: Volt Directory Systems and Services ::: Volt Directories, S.A. (Uruguay) ::: VIEWtech

INFORMATION SERVICES (COMPUTER SYSTEMS) >>>
Computer Systems/Network Infrastructure, Database Content and Application Service Provider (ASP) Services for Telephone Companies, Information Providers and Businesses. Services include DirectoryExpress, InfoExpress, DirectDA and Other Enhanced Information Services. Also, Hardware Maintenance, Network Operations Center and Network Services for Mission-Critical Systems. VoltDelta ::: VoltDelta Europe ::: Maintech ::: DataServ



VOLT Information Sciences, Inc.

560 Lexington Avenue, New York, NY 10022 ::: www.volt.com

Executive Offices
560 Lexington Avenue
New York, NY 10022
Tel: 212/704-2400

West Region Corporate Offices
2401 N. Glassell Street
Orange, CA 92865
Tel: 714/921-8800

Division Headquarters

Volt Services Group
www.volt.com

West Region
2401/2411 N. Glassell Street
Orange, CA 92865
Tel: 800/654-2624

Northwest Region
701 Pike Street
Suite 1150
Seattle, WA 98101
Tel: 206/292-4399

East Region
1212 Avenue of
the Americas
New York, NY 10036
Tel: 212/719-7800

Shaw & Shaw
www.shawnshaw.com
2421 N. Glassell Street
Orange, CA 92865
Tel: 800/933-6756

VMC Consulting
www.vmc.com
11611 Willows Road, N.E.
Redmond, WA 98052
Tel: 425/558-7700

ProcureStaff
www.procurestaff.com
560 Lexington Avenue
New York, NY 10022
Tel: 212/901-2828

Volt Telecommunications Group
www.volt-telecom.com
6801 Lake Worth Road
Lake Worth, FL 33467
Tel: 561/357-9779

Volt Directory Systems and Services
www.voltdirectory.com
One Sentry Parkway
Blue Bell, PA 19422
Tel: 610/825-7720

DataNational
www.communitybook.com
3800 Concorde Parkway
Chantilly, VA 20151
Tel: 703/818-0120

VIEWtech
www.energyloans.org
3430 E. Miraloma Avenue
Anaheim, CA 92806
Tel: 888/621-5511

VoltDelta Resources, Inc.
www.voltdelta.com
560 Lexington Avenue
New York, NY 10022
Tel: 212/827-2600

Maintech
www.maintech.com
39 Patterson Avenue
Wallington, NJ 07057
Tel: 973/614-1700

International Offices

United Kingdom

VoltDelta Europe Limited
www.voltdelta.com
Dolphin House
Windmill Road
Sunbury on Thames
Middlesex TW16 7HT
England
Tel: 44-1932-755555

Volt Europe Limited
www.volteurope.com
Gatton Place
St. Matthews Road, Redhill
Surrey RH1 1TA England
Tel: 44-1737-774100

The Netherlands

VoltDelta B.V.
www.voltdelta.com
Olof Palmestraat 24
2616 LS DELFT
Tel: 31-15-215-0915

ProcureStaff Europe
www.procurestaff.com
Huizermaatweg 610
1276 LN HUIZEN
The Netherlands
Tel: 31-35-528-7000

Uruguay
www.volt.com.uy
Volt Directories S.A. Ltd.
Luis Alberto de Herrera 3255
CP 11600
Montevideo
Uruguay
Tel: 598-2-4808181

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creating business *solutions*



VOLT Information Sciences, Inc.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required) For the fiscal year ended November 2, 2003**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required) For the transition period from ____________ to ____________**

Commission File Number: 1-9232

VOLT INFORMATION SCIENCES, INC.

(Exact name of registrant as specified in its charter)

New York	**13-5658129**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

560 Lexington Avenue, New York, New York 10022
(Address of principal executive offices) (Zip Code)

(212) 704-2400
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $99 million, based on the closing price of $13.23 per share on the New York Stock Exchange on May 4, 2003 (the last day of the Registrant's fiscal second quarter). Shares of common stock held beneficially by executive officers and directors and their spouses and the Registrant's Savings Plan, have been excluded, without conceding that all such persons or plans are "affiliates" of the Registrant).

The number of shares of common stock outstanding as of January 16, 2004 was 15,222,675.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for its 2004 Annual Meeting are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

GENERAL

Volt Information Sciences, Inc. is a New York corporation, incorporated in 1957. We sometimes refer to Volt Information Sciences, Inc. and its subsidiaries collectively as "Volt" or the "Company," unless the context otherwise requires. Volt operates in the following two businesses and, since Volt's Telecommunications and Information Solutions business contains three segments, Volt has four operating segments:

- **STAFFING SERVICES**

  (1) Staffing Services—This segment provides a broad range of employee staffing services to a wide range of customers throughout the United States, Canada and Europe. These services fall within three major functional areas:

  - Staffing Solutions—provides a full spectrum of managed staffing, temporary/alternative personnel employment and direct hire placement and professional employer organization services.
  - Information Technology Solutions—provides a wide range of information technology services including consulting, outsourcing, turnkey project management and software and web development.
  - E-Procurement Solutions—provides global vendor neutral procurement and management solutions for supplemental staffing using web-based software systems.

- **TELECOMMUNICATIONS AND INFORMATION SOLUTIONS**

  (2) Telephone Directory—This segment publishes independent telephone directories in the United States and publishes telephone directories in Uruguay under a contract with the government-owned telephone company; provides telephone directory production, commercial printing, database management, sales and marketing services; licenses directory production and contract management software systems to directory publishers and others; and provides services, principally computer-based projects, to public utilities and financial institutions.

  (3) Telecommunications Services—This segment provides telecommunications services, including design, engineering, construction, installation, maintenance and removals in the outside plant and central offices of telecommunications and cable companies and within their customers' premises, as well as for large commercial and governmental entities requiring telecommunications services; and also provides complete turnkey services for wireless and wireline telecommunications companies.

  (4) Computer Systems—This segment provides directory assistance services, both traditional and enhanced, to wireline and wireless telecommunications companies; provides directory assistance content; designs, develops, integrates, markets, sells and maintains computer-based directory assistance systems and other database management and telecommunications systems, primarily for the telecommunications industry; and provides IT services to the Company's other businesses and to third parties.

INFORMATION AS TO OPERATING SEGMENTS

The following tables set forth the contribution of each operating segment to the Company's consolidated sales and operating profit for each of the three fiscal years in the period ended November 2, 2003, and those assets identifiable within each segment at the end of each of those fiscal years. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements in Items 7 and 8, respectively, of this Report.

	November 2, 2003	November 3, 2002	November 4, 2001
		(In thousands)	
NET SALES			
Staffing Services:			
Traditional Staffing—Note 1	$1,266,875	$1,141,717	$1,251,282
Managed Services	1,043,572	745,667	737,417
Total gross sales	2,310,447	1,887,384	1,988,699
Less Non-recourse Managed Services—Note 2	(967,379)	(679,110)	(503,027)
Intersegment sales	2,367	2,044	12,169
	1,345,435	1,210,318	1,497,841
Telephone Directory:			
Sales to unaffiliated customers	70,116	83,212	99,682
Intersegment sales	43	114	264
	70,159	83,326	99,946
Telecommunications Services:			
Sales to unaffiliated customers	112,201	104,039	246,892
Intersegment sales	638	4,833	2,040
	112,839	108,872	248,932
Computer Systems:			
Sales to unaffiliated customers	84,472	72,261	66,435
Intersegment sales	9,167	6,535	4,863
	93,639	78,796	71,298
Elimination of intersegment sales	(12,215)	(13,526)	(19,336)
TOTAL NET SALES	$1,609,857	$1,467,786	$1,898,681
SEGMENT PROFIT (LOSS)			
Staffing Services	$ 21,072	$ 20,469	$ 16,558
Telephone Directory	7,674	6,712	2,238
Telecommunications Services	(3,986)	(13,259)	7,353
Computer Systems	14,679	8,912	10,739
Total segment profit	39,439	22,834	36,888
General corporate expenses	(27,668)	(22,704)	(24,416)
TOTAL OPERATING PROFIT	11,771	130	12,472
Interest and other (loss) income—Note 3	(1,953)	(2,611)	859
Gain on securities—net			5,552
Gain on sale of partnership interest			4,173
Interest expense	(2,070)	(4,549)	(11,880)
Foreign exchange gain (loss)	299	(477)	(158)
Income (loss) from continuing operations before income taxes	$ 8,047	$ (7,507)	$ 11,018
IDENTIFIABLE ASSETS			
Staffing Services	$ 350,796	$ 332,482	$ 319,659
Telephone Directory	60,152	60,105	75,886
Telecommunications Services	49,053	46,666	87,723
Computer Systems	39,006	31,860	35,039
	499,007	471,113	518,307
Assets held for sale—Note 4			47,635
Cash, investments and other corporate assets	39,686	38,477	71,294
Total assets	$ 538,693	$ 509,590	$ 637,236

Note 1—As previously announced, the Company has changed the method of reporting revenues of its Professional Employer Organization ("PEO") subsidiary, Shaw & Shaw, from gross billing to a net revenue basis in fiscal 2003. Accordingly, reported PEO revenues and related cost of sales for fiscal years 2002 and 2001 have been reduced by $20.1 million and $33.6 million, respectively, with no effect on operating profit or the net results to the Company.

Note 2—Under certain contracts with customers, the Company manages the customers' alternative staffing requirements, including transactions between the customer and other staffing vendors ("associate vendors"). When payments to associate vendors are subject to receipt of the customers' payment to the Company, the arrangements are considered non-recourse against the Company and revenue, other than management fees to the Company, is excluded from sales.

Note 3—Pursuant to the Company's previously announced adoption of SFAS No.145, results for fiscal year 2002 have been restated to give effect to the reclassification of a charge of $2.1 million arising from the March 2002 early payment of the Company's 7.92% senior notes to other expense, previously presented as an extraordinary item.

Note 4—On November 30, 2001, the Company's 59% owned publicly-held subsidiary, Autologic Information International, Inc. ("Autologic"), which was the Company's former Electronic Publication and Typesetting segment, was acquired by Agfa Corporation through a tender offer for all of Autologic's outstanding shares and a subsequent merger. The Company received $24.2 million for its shares. The Company's gain on the sale of $4.5 million, including a tax benefit of $1.7 million (resulting from a taxable loss versus a gain for financial statement purposes), was reflected in fiscal 2002. The results of operations of Autologic have been classified as discontinued; Autologic's prior period results have been reclassified and its assets have been included as Assets held for sale, on a separate line item in the Company's fiscal 2001 balance sheet.

FORWARD-LOOKING STATEMENTS

This report and other reports and statements issued by the Company and its officers from time to time contain certain "forward-looking statements." Words such as "may," "should," "could," "seek," "believe," "expect," "anticipate," "estimate," "project," "intend," "strategy," "likely," and similar expressions are intended to identify forward-looking statements about the Company's future plans, objectives, performance, intentions and expectations. These forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but are not limited to, those set forth below under "Factors That May Affect Future Results," as well as the following:

- variations in the rate of unemployment and higher wages sought by temporary workers in certain technical fields particularly characterized by labor shortages, which could affect the Company's ability to meet its customers' demands and the Company's profit margins;
- the adverse effect of customers and potential customers moving manufacturing and servicing operations off-shore, reducing their need for temporary workers;
- the ability of the Company to diversify its available temporary personnel to offer greater support to the service sector of the economy;
- changes in customers' attitudes toward the use of outsourcing and temporary personnel;
- intense price competition and pressure on margins;
- the Company's ability to meet competition in its highly competitive markets with minimal impact on margins;
- the Company's ability to foresee changes and to identify, develop and commercialize innovative and competitive products and systems in a timely and cost effective manner;
- the Company's ability to achieve customer acceptance of its products and systems in markets characterized by rapidly changing technology and frequent new product introductions;
- risks inherent in new product introductions, such as start-up delays, cost overruns and uncertainty of customer acceptance;
- the timing of customer acceptances of systems;
- the Company's dependence on third parties for some product components;
- the degree and effects of inclement weather; and
- the Company's ability to maintain a sufficient credit rating to enable it to continue its securitization program and ability to maintain its existing credit rating in order to avoid any increase in interest rates and any increase in fees under its revolving credit facility, as well as to comply with the financial and other covenants applicable under its credit facility and other borrowing instruments.

Such risks and uncertainties could cause the Company's actual results, performance and achievements to differ materially from those described in or implied by the forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements made by or on behalf of the Company. The Company does not assume any obligation to update any forward-looking statements after the date they are made.

Factors That May Affect Future Results

The Company's business is dependent upon general economic, competitive and other business conditions including the effects of weakened United States and European economies.

The demand for the Company's services in all segments is dependent upon economic conditions. Accordingly, the Company's business tends to suffer during economic downturns. The Company's business is dependent upon the continued financial strength of its customers. Certain of the Company's customers have announced layoffs, unfavorable financial results, investigations by government agencies and lowered financial expectations for the near term. Customers that experience any of these events are less likely to use the Company's services.

In the staffing services segment, a weakened economy results in decreased demand for temporary and permanent personnel. As economic activity slows down, many of the Company's customers reduce their use of temporary employees before they reduce the number of their regular employees. There is less need for contingent workers in all potential customers, who are less inclined to add to their costs. Since employees are reluctant to risk changing employers, there are fewer openings and reduced activity in permanent placements as well. The segment has also experienced margin erosion caused by increased competition, electronic auctions and customers leveraging their buying power by consolidating the number of vendors with whom they deal. Customer use of the Company's telecommunications services is similarly affected in that some of the Company's customers reduce their use of outside services in order to provide work to their in-house departments and, in the aggregate, because of the current downturn in the telecommunications industry and continued over capacity, there is less available work. The continued delay in telecommunications companies' capital expenditure projects during the current economic climate has significantly reduced the segment's revenue, particularly from long-haul fiber optic projects and cross-connect box projects, and little improvement can be expected until the industry begins to increase its capital expenditures.

Additionally, the degree and timing of obtaining new contracts and the rate of renewals of existing contracts, as well as customers' degree of utilization of the Company's services, could adversely affect the Company's businesses.

Many of the Company's contracts either provide no minimum purchase requirements or are cancellable during the term.

In all segments, the Company's contracts, even those master service contracts whose duration spans a number of years, provide no assurance of any minimum amount of work that will actually be available under any contract. In addition, many of this segment's long-term contracts contain cancellation provisions under which the customer can cancel the contract, even if the segment is not in default under the contract. Therefore, these contracts do not give the assurances that long-term contracts typically provide.

The Company's staffing services business subjects it to employment-related claims.

The Company's staffing services business employs individuals on a temporary basis and places them in a customer's workplace. The Company's ability to control the workplace is limited, and the Company risks incurring liability to its employees for injury or other harm that they suffer at the customer's workplace. Although the Company has not historically suffered materially for such harm suffered by its employees, there can be no assurance that future claims will not materially adversely affect the Company.

Additionally, the Company risks liability to its customers for the actions of the Company's temporary employees that result in harm to the Company's customers. Such actions may be the result of negligence or misconduct on the part of the Company's employees.

The Company may incur fines or other losses and negative publicity with respect to any litigation in which it becomes involved. Although the Company maintains insurance for many such actions, there can be no assurance that its insurance will cover future actions or that the Company will continue to be able to obtain such insurance on acceptable terms, if at all.

New and increased government regulation could have a material adverse effect on the Company's business.

The Company's businesses are subject to licensing in many states and licensing and regulation in certain foreign jurisdictions. Although the Company has not had any difficulty complying with these requirements in the past, there can be no assurance that the Company will continue to be able to do so, or that the cost of compliance will not become material. Additionally, the jurisdictions in which we do or intend to do business may:

- create new or additional regulations that prohibit or restrict the types of services that we currently provide;
- impose new or additional employee benefit requirements, thereby increasing costs that could adversely impact the Company's ability to conduct its business;
- require the Company to obtain additional licenses to provide its services; or
- increase taxes or enact new or different taxes payable by the providers of services such as those offered by the Company, some of which may not be able to be passed on to customers.

The Company is dependent upon its ability to attract and retain certain technologically qualified personnel.

The Company's future success is dependent upon its ability to attract and retain certain classifications of technologically qualified personnel for its own use, particularly in the areas of research and development, implementation and upgrading of internal systems, as well as in its staffing services segment. The availability of such personnel is dependent upon a number of economic and demographic conditions. The Company may in the future find it difficult to hire such personnel in the face of competition from other companies in different industries who are capable of offering higher compensation.

All of the industries in which the Company does business are very competitive, which could adversely affect the results of those businesses.

The Company operates in very competitive industries with, in most cases, limited barriers to entry. Some of the Company's principal competitors are larger and have substantially greater financial resources than Volt. Accordingly, these competitors may be better able than Volt to attract and retain qualified personnel and may be able to offer their customers more favorable pricing terms than the Company. In many businesses, small competitors can offer similar services at lower prices because of lower overheads. In addition to these general statements, the following information applies to the specific segments identified.

The Company's staffing services segment is in a very competitive industry with limited barriers to entry. There are many temporary service firms in the United States and Europe, many with only one or a few offices that service only a small market. On the other hand, some of this segment's principal competitors are larger and have substantially greater financial resources than Volt and service the national accounts whose business the Company solicits. Accordingly, these competitors may be better able than Volt to attract and retain qualified personnel and may be able to offer their customers more favorable pricing terms than the Company. Furthermore, all of the staffing industry is subject to the fact that contingent workers are provided to customers and most customers are more protective of their full time workforce than contingent workers.

The results of the Company's computer systems segment are highly dependent on the volume of directory assistance calls to VoltDelta's customers which are routed to the segment under existing contracts, the segment's ability to continue to secure comprehensive listings from others, its ability to obtain additional customers for these services and on its continued ability to sell products and services to new and existing customers. This segment's position in its market depends largely upon its reputation, quality of service and ability to develop, maintain and implement information systems on a cost competitive basis. Although Volt continues its investment in research and development, there is no assurance that this segment's present or future products will be competitive, that the segment will continue to develop new products or that present products or new products can be successfully marketed.

The Company's telecommunications services segment faces substantial competition with respect to all of its telecommunications services from other suppliers and from in-house capabilities of present and potential customers. Since many of our customers provide the same type of services as the segment, the segment faces competition from its own customers and potential customers as well as from third parties. Some of this segment's significant competitors are larger and have substantially greater financial resources than Volt. There are relatively few significant barriers to entry into certain of the markets in which the segment operates, and many competitors are small, local companies that generally have lower overhead. Volt's ability to compete in this segment depends upon its reputation, technical capabilities, pricing, quality of service and ability to meet customer requirements in a timely manner. Volt believes that its competitive position in this segment is augmented by its ability to draw upon the expertise and resources of other Volt segments.

The Company's stock price could be extremely volatile and, as a result, investors may not be able to resell their shares at or above the price they paid for them.

Among the factors that could affect the Company's stock price are:

- while the Company's stock is traded on the New York Stock Exchange, there is limited float, and a relatively low average daily trading volume;
- industry trends and the business success of the Company's customers;
- loss of a key customer;
- fluctuations in the Company's results of operations;
- the Company's failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of the Company's future results of operations;
- strategic moves by the Company's competitors, such as product announcements or acquisitions;
- regulatory developments;
- litigation;
- general market conditions; and
- other domestic and international macroeconomic factors unrelated to our performance.

The stock market has recently experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's common stock.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

The Company's principal stockholders and members of their families own a significant percentage of the Company and will be able to exercise significant influence over the Company and their interests may differ from those of other stockholders.

As of December 31, 2003, the Company's principal officers controlled approximately 47% of the Company's outstanding common stock. Accordingly, these stockholders are able to control the composition of the Company's board of directors and many other matters requiring shareholder approval and will continue to have significant influence over the Company's affairs. This concentration of ownership also could have the effect of delaying or preventing a change in control of the Company or otherwise discouraging a potential acquirer from attempting to obtain control of the Company.

STAFFING SERVICES SEGMENT

Volt's Staffing Services segment, through two divisions, Technical Placement and Administrative and Industrial, provides a broad spectrum of staffing services in three major functional areas: Staffing Solutions, Information Technology ("IT") Solutions and E-Procurement Solutions, to a wide range of customers throughout the United States, Canada and Europe. The Technical Placement division provides Staffing Solutions, IT Solutions and E-Procurement Solutions, while the Administrative and Industrial division provides Staffing Solutions.

STAFFING SOLUTIONS

Volt markets a full spectrum of staffing solutions, such as managed services, alternative staffing services and direct hire services, through its Volt Services Group, Volt Human Resources and Volt Europe divisions. In addition, professional employer organization ("PEO") services are offered by the Company's subsidiary, Shaw & Shaw.

Volt Services Group/Volt Europe/Volt Human Resources (Staffing Solutions Group)

Staffing solutions provided by this segment are generally identified and marketed throughout the United States as "Volt Services Group," throughout Europe as "Volt Europe" and throughout Canada as "Volt

Human Resources" (the "Staffing Solutions Group") and provide a broad range of employee staffing and professional services, from over 300 branches, including dedicated on-site offices located on client premises. The Staffing Solutions Group is a single-source provider of all levels of staffing, offering to customers an extensive range of alternative employment services. Offerings include managed staffing programs, known as VoltSource, in which the segment is responsible for fulfilling a customer's entire alternative staffing requirements and engages subcontractors to assist the segment in satisfying those requirements; alternative staffing of clerical, administrative, light industrial, technical, professional and information technology personnel; employment, direct hire and professional personnel placement services; referred employee management services; and specifically tailored recruitment services.

The Staffing Solutions Group provides skilled employees, such as computer and other IT specialties, engineering, design, scientific and technical support, in its Technical Placement division. This group also provides lesser skilled employees, such as administrative, clerical, office automation, accounting, bookkeeping and other financial, call center, light industrial and other personnel, in its Administrative and Industrial division. The Staffing Solutions Group matches available workers to employer assignments and, as a result, competes both to recruit and maintain a database of potential employees and to attract clients to employ contingent workers. Personnel placements are provided for varying periods of time (both short and long-term) to companies and other organizations (including government agencies and nonprofit entities) in a broad range of industries that have a need for such personnel, but are unable, or choose not to, engage certain personnel as their own employees. Customers range from those that require one or two temporary employees to national accounts that require as many as several thousand temporary employees at one time.

The Staffing Solutions Group furnishes temporary employees to meet specific customer requirements, such as to complete a specific project or subproject (with employees typically being retained until its completion), meet a particular need that has arisen, substitute for regular employees during vacation or sick leave, staff high turnover positions, fill in during the full-time hiring process or during a hiring freeze, and staff seasonal peaks, conversions, inventory taking and offices that are downsizing. In addition, the Staffing Solutions Group provides management personnel to coordinate and manage special projects and to supervise temporary employees.

Many customers use more than one staffing services provider; however, in recent years, the practice of using a limited number of temporary suppliers, a sole temporary supplier or a primary supplier has become increasingly important among the largest companies. The Staffing Solutions Group has been successful in obtaining a number of large national contracts, which typically require on-site Volt representation and involve servicing multiple customer facilities. In addition to contracting for traditional temporary staffing, many of Volt's larger customers, particularly those with national agreements, have contracted for managed services programs under which Volt, in addition to itself providing staffing services, performs various administrative functions, which may include centralized and coordinated order processing and procurement of other qualified staffing providers as subcontractors, commonly referred to as "associate vendors," for service in areas where the Company does not maintain an office, as well as supplying secondary source back-up recruiting. In other managed programs, requisitions are sent simultaneously to a number of staffing firms, and Volt must compete for each placement. Other features of managed services programs include customized and consolidated billing to the customer for all of Volt's and associate vendors' services, and detailed management reports on staffing usage and costs. Some managed services programs are tailored to the customer's unique needs for ultimate single source consolidated billing, reporting and payment. In most cases, Volt is required to pay the associate vendor only after Volt receives payment from its customer. Volt also acts as an associate vendor to other national providers in their managed services programs to assist them in meeting their obligations to their customers. The bidding process for these managed service and national contracts, in general, is very competitive. Many contracts are for a one to three year time period, at which time they are typically re-bid. Others are for shorter periods or may be for the duration of a particular project or subproject or a particular need that has arisen, which requires additional or substitute personnel. These contracts expire upon completion of the project or when the particular need ends. Many of these contracts typically require considerable start-up costs and usually take from six to twelve months to reach anticipated revenue levels and reaching those levels is dependent on the customer's requirements at that time. The Staffing Solutions Group maintains a group dedicated to the acquisition, implementation and service of national accounts; however, there can be no assurance that Volt will be able to retain accounts that it currently serves, or that Volt can obtain additional national accounts on satisfactory terms.

Branch offices that have developed a specialty in one or more disciplines often use the name "Volt" followed by their specialty disciplines to identify themselves. Other branch offices have adopted other names to differentiate themselves from traditional temporary staffing when their focus is more project oriented.

Volt Services Group and Volt Human Resources maintain computerized nationwide resume databases, containing resumes of computer professionals, engineers and other technical, professional and scientific candidates, from which they fill customer job requirements. Volt Europe maintains similar computerized resume databases containing resumes of candidates from the United Kingdom and continental Europe. These higher skilled individuals employed by the Staffing Solutions Group are frequently willing to relocate to fill assignments. In addition to maintaining its proprietary internet recruiting sites, the segment has numerous contracts with independent job search web site companies. Lesser skilled employees are generally recruited and assigned locally, and employment information/resumes for these employees are maintained in computerized databases at branch offices.

Individuals hired by the Staffing Solutions Group typically become Volt employees or contractors during the period of their assignment. As employer of record, Volt is responsible for the payment of salaries, payroll taxes, workers' compensation and unemployment insurance and other benefits, which may include paid sick days, holidays and vacations and medical insurance. Class action lawsuits have been instituted in the United States against some users of temporary services, including some customers of the Company, by certain temporary employees assigned to the customers, and a few have been threatened or commenced against providers of temporary services, including one case instituted against the Company and other temporary agencies. In general, these lawsuits claim that certain temporary employees should be classified as the customers' employees and are entitled to participate in certain of the customers' benefit programs. In the Company's European markets, temporary services are more heavily regulated and litigation and governmental activity (at European Union and national levels) directed at the way the industry does business is also being conducted or considered. Volt does not know the effect, if any, the resolution of these cases or the outcome of this governmental activity will have on the industry in general or upon the Staffing Solutions Group's business.

Volt Services Group and Volt Europe also provide permanent employment services. In the United States, these services are provided through Volt Professional Placement, which is dedicated to serve as an employment search organization specializing in the recruitment and direct hire of individuals in professional disciplines including information technology, technical, accounting, finance and administrative support disciplines. The direct placement recruiters operate within Volt's existing United States and European branch system. Customers of this service include customers of Volt's Staffing Services and other segments.

Shaw & Shaw

Shaw & Shaw, Inc. provides professional employer organization ("PEO") services, also known as "employee leasing," as part of the Administrative and Industrial division. The customer using these services generally transfers its entire work force or employees of a specific department or division to Shaw & Shaw. Shaw & Shaw's services include payroll administration, human resource administration, consulting on employee legal and regulatory compliance, providing comprehensive benefits, including retirement plans, workers' compensation coverage, loss control and risk management and certain other services. The customer has control over the day-to-day job duties of the employees. Shaw & Shaw utilizes the purchasing power of the Company and, thus, is able to provide its customers' employees with a competitive benefits package. Customers are relieved of the administrative responsibilities involved in maintaining employees.

Shaw & Shaw provides and markets its services to large and small client companies in a broad spectrum of industries and non-profit organizations. Sales generated by Shaw & Shaw in fiscal 2003 represented less than 1% of the Staffing Services segment's total sales due to the Company reporting these revenues net of related payroll costs.

INFORMATION TECHNOLOGY SOLUTIONS

VMC Consulting/Volt Europe Solutions

VMC Consulting (VMC) and Volt Europe Solutions are outsource consulting companies offering a comprehensive portfolio of project-based professional services from quality assurance, software/firmware testing to extended sales and customer support in outsource, insource or blended environment to Global 2000 clients in 30 states in North America and 7 countries in Asia and Europe.

These business units, as part of the Technical Placement division, perform outsource services in the form of project-based work, in which the Company assumes responsibility for project milestones and deliverables. Services include hardware and software testing, software development, systems integration, project management, information technology services, technical communications, extended sales, technical support and technical communications call centers, information technology services, systems integration and software development and logistics and clinical research. State-of-the-art technology solutions are delivered to clients on a project basis, with the work performed either in Volt's premises or at the client's location.

The Company's Information Technology Solutions services are generally marketed throughout the United States under the names VMC Consulting, in Canada under the name VMC Consulting Canada and in the United Kingdom and continental Europe under the names Volt Europe Solutions and VMC Consulting Europe. VMC Consulting is based in Redmond, Washington. Volt Europe Solutions is based in Redhill, England and VMC Consulting Europe is based in Slough, England.

Although VMC Consulting and Volt Europe Solutions continue their efforts to increase their customer base and to broaden their services, there is no assurance that this group's present or future services will be competitive, that the units will continue to obtain new customers or renew and/or extend existing customer contracts or develop new services or that its present services or new services will continue to be successfully marketed.

E-PROCUREMENT SOLUTIONS

ProcureStaff

Increasingly, corporations, industry consortia and other buying communities are leveraging the efficiencies of the internet to maximize their buying power. To take advantage of this emerging e-commerce market, the Staffing Services segment, through a wholly owned subsidiary, ProcureStaff, Ltd., provides managed services programs by means of a vendor neutral, web-based procurement and management solution for alternative staffing.

A vendor neutral program enables customers to fulfill their staffing requirements selecting an employee from a number of staffing firms, including Volt (if a selected vendor), based upon the customer requirements and the skills of the candidates. At the core of the ProcureStaff model are Consol and HRP, patent pending business-to-business e-commerce procurement applications that are designed to streamline client and vendor functions with increased efficiencies while significantly reducing costs.

Utilizing Consol and HRP, web-based software systems, and proprietary management methodologies, ProcureStaff provides procurement and management solutions for supplemental or alternative staffing, primarily in the United States and Europe as part of the Technical Placement division. The Company believes that ProcureStaff represents the next generation of staffing services systems and software.

Consol automates and manages the source-to-settle process for resource-based services to provide visibility and centralized control over all categories of enterprise-wide services expenditures. ProcureStaff provides this source-to-settle process to its customers with web-based access for requisition management, electronic procurement, relationship management, vendor management, time keeping, consolidated invoicing, resource redeployment, demand management and sophisticated graphical ad hoc management reporting.

By adhering to open standards, ProcureStaff enables both customers and vendors to facilitate implementation with minimal cost and resources. Implementation of these programs typically requires considerable start up costs by ProcureStaff and usually takes up to four months. ProcureStaff competes with other companies which provide similar vendor neutral solutions, some of which are affiliated with competitive staffing companies. ProcureStaff believes that its experience in developing and implementing sophisticated software solutions and on-site staffing management for major domestic and international corporations provides the type of expertise necessary to build superior global staffing and vendor procurement solutions.

The enhancements to ProcureStaff's software systems and the ability of ProcureStaff to offer a vendor neutral procurement environment are designed to enable ProcureStaff to pursue new opportunities in the business-to-business marketplace.

Although ProcureStaff continues its efforts to obtain new customers and to develop and enhance its services and systems, there is no assurance that this division's present or future services will be competitive, that the division will continue to obtain new customers or renew and/or extend existing customer contracts or develop new services or that present services or new services will continue to be successfully marketed.

During the week ended November 2, 2003, the entire Staffing Services segment provided approximately 36,700 (31,500 in 2002) of its own employees to its customers, in addition to employees provided by subcontractors and associate vendors.

While the markets for the entire Staffing Services segment's services include a broad range of industries throughout the United States and Europe, general economic conditions in specific geographic areas or industrial sectors have had, in the present are having and in the future could have, an effect on the profitability of this segment. The segment has been adversely affected by the weakened economy in the United States and Europe, causing customers to significantly reduce their requirement for alternative and permanent staffing and the other services provided by this segment. The segment has also experienced margin erosion caused by increased competition, electronic auctions and customers leveraging their buying power by consolidating the number of vendors with whom they deal. The segment has implemented a series of cost cutting initiatives and is committed to further efficiencies designed to increase profitability. However, there can be no assurances that this increase in profitability will occur. In addition, this segment could be adversely affected by changes in laws, regulations and government policies, including the results of pending litigation and governmental activity regarding the staffing services industry, and related litigation expenses, customers' attitudes toward outsourcing and temporary personnel, any decreases in rates of unemployment in the future and higher wages sought by temporary workers, especially those in certain technical fields often characterized by labor shortages.

The Company has increased the number of its offices which offer higher margin project-oriented services to its customers and thus assumed greater responsibility for the finished product. As the Staffing Services segment increases the amount of project-oriented work it performs for customers, the risks of unsuccessful performance, including claims by customers, uncompensated rework and other liabilities increase. While the Company believes that it can successfully implement these project-based contracts, there can be no assurance that the Company will be able to do so, or that it can continue to obtain such contracts on a satisfactory basis or continue delivering quality results that satisfy its customers.

The ability of the entire Staffing Services segment to compete successfully for customers depends on its reputation, pricing and quality of service provided and its ability to engage, in a timely manner, personnel meeting customer requirements. Competition varies from market-to-market and country-to-country and in most areas, there are limited barriers to entry and no single provider has a dominant share of the market. The staffing services market is highly competitive, particularly for office clerical and light industrial personnel. Pricing pressure from customers and competitors continues to be significant and high state unemployment and workers' compensation rates continue to impact margins. Many of the contracts entered into by this segment are of a relatively short duration, and awarded on the basis of competitive proposals which are periodically re-bid by the customer. Under many of these contracts, there is no assurance of any minimum amount of work that will actually be available. Although Volt has been successful in obtaining various short and long-term contracts in the past, in many instances margins under these contracts have decreased. There can be no assurance that existing contracts will be renewed on satisfactory terms or that additional or replacement contracts will be awarded to the Company, or that revenues or profitability from an expired contract will be immediately replaced. Some of this segment's national contracts are large, and the loss of any large contract could have a significantly negative effect on this segment's business unless, and until, the business is replaced. The segment competes with many technical service, temporary personnel, other alternative staffing and permanent placement firms, some of which are larger and have substantially greater financial resources than Volt, as well as with individuals seeking direct employment with the Company's existing and potential customers.

TELEPHONE DIRECTORY SEGMENT

Volt's Telephone Directory segment publishes independent telephone directories in the United States and publishes telephone directories in Uruguay under a contract with the government-owned telephone company; provides telephone directory production, commercial printing, database management, sales and marketing services; licenses directory production and contract management software systems to directory publishers and others; and provides various computer-based services to public utilities and financial institutions. This segment has transitioned in the United States, from the production of telephone directories for others, to the publishing of its own independent telephone directories. This segment consists of DataNational, Directory Systems/Services, the Uruguay division and Volt VIEWtech.

DataNational

DataNational, Volt's independent telephone directory publisher, principally publishes community-based directories, primarily in the mid-Atlantic and southeastern portions of the United States, Arkansas and

Texas. DataNational's community-based directories provide consumers with information concerning businesses that provide services within their local geographic area. The directories may also include features that are unique to the community, such as school information, maps and a calendar of events. All of the DataNational directories are also available on the internet at *www.communityphonebook.info.* The division identifies markets where demographics and local shopping patterns are favorable to the division's community-oriented product and expands accordingly. During fiscal 2003, the division published 109 community, county and regional directories. DataNational's principal competitors are regional telephone companies, whose directories typically cover a much wider geographic area than the DataNational directories, as well as other independent telephone directory companies, which compete on the local level. DataNational's revenues are generated from yellow page advertising sold in its directories. Volt believes that advertisers are attracted to DataNational's community directories because the directories enable them to specifically target their local markets at a much lower cost.

Directory Systems/Services

Directory Systems/Services develops and markets telephone directory systems and services to directory publishers, using computer systems manufactured by others, combined with proprietary software developed by the Company and by third parties specifically for the division. These systems manage the production and control of databases principally for directory and other advertising media publishers and produce digitized display advertisements and photocomposed pages, with integrated graphics for yellow and white pages directories, as well as CD/ROM directories. These systems incorporate "workflow management," by which ads are automatically routed between workstations, increasing throughput and control, including management of additions and deletions of listings. These systems are licensed to, and the services are performed for, publishers and others worldwide, as well as for the segment's DataNational division.

Directory Systems/Services also publishes semi-annually The National Internet Toll-Free Directory *(www.internettollfree.com),* which provides Internet web sites and toll-free listings for businesses. The revenues for this product are generated by selling advertising in this directory and from the sale of directories to third party resellers.

Uruguay

Volt's Uruguay division is the official publisher of white and yellow pages telephone directories for Antel, the government-owned telephone company in Uruguay, under a contract originally entered into in 1983 and subsequently extended through 2006. Revenues are generated from the sale of yellow page advertising.

In addition to the directory business, Volt's Uruguay division owns and operates one of the most advanced directory printing facilities in South America, which includes, among other presses, a high speed, four-color, heat set printing press that is used to print not only its own telephone directories, but also directories for publishers in other South American countries. In addition, this facility does commercial printing, including magazines and periodicals for various customers in Uruguay and elsewhere in South and Central America.

Economic instability in neighboring countries, as well as in Uruguay itself, continues to have a significant adverse impact on advertising and printing revenue and operating profits. Because of this instability, the Company is also seeking to renegotiate the contract with Antel, which could result in an early termination or reduction (or increase) in directory revenue and operating profits.

Volt VIEWtech

Volt VIEWtech services the energy and water utility industries, providing energy and water conservation based customer services. VIEWtech is one of the oldest and most experienced lenders and servicers for the Fannie Mae Energy Loan program, which provides low interest and energy efficient home improvement financing under major utility sponsorship. These loans are immediately resold, after closing, to Fannie Mae. VIEWtech retains servicing of loans after they are resold, providing billing, collection and document custodian services on behalf of Fannie Mae. VIEWtech also provides servicing for loans resold by other Fannie Mae Energy Loan lenders. VIEWtech is also a utility rebate processing firm, processing energy and water efficient appliance and home improvement rebates on behalf of utilities across the nation.

Volt's ability to compete in its Telephone Directory segment depends on its reputation, technical capabilities, price, quality of service and ability to meet customer requirements in a timely manner. Volt believes that its competitive position in this segment's areas of operations is augmented by its ability to draw upon the expertise and resources of its other segments. The segment faces intense competition for all of its services and products from other suppliers and from in-house facilities of potential customers. Some of this segment's significant competitors are companies that are larger and have substantially greater financial resources than Volt. This segment's sales and profitability are highly dependent on advertising revenue, which has been and continues to be affected by general and local economic conditions.

Other than DataNational, a substantial portion of this segment's business is obtained through submission of competitive proposals for contracts. These short and long-term contracts are re-bid after expiration. While the Company has historically secured new contracts and believes it can secure renewals and/or extensions of some of these contracts, some of which are material to this segment, and obtain new business and customers, there can be no assurance that contracts will be renewed or extended, that the segment can successfully obtain new business and customers or that additional or replacement contracts will be awarded to the Company on satisfactory terms.

TELECOMMUNICATIONS SERVICES SEGMENT

Volt's Telecommunications Services segment provides telecommunications and other services, including design, engineering, construction, installation, maintenance and removals of telecommunications equipment for the outside plant and central offices of telecommunications and cable companies, and within end-user premises, throughout North America, Europe and in the Pacific Basin. This segment also provides complete turnkey services for wireless telecommunications carriers and wireless infrastructure suppliers and provides limited distribution of products. In Europe, some services were performed by the Company's Volt Telecom Europe subsidiary, which because of the telecommunications depression in Europe, operated at reduced levels during the fiscal year and was operating at a minimal level as of the end of the fiscal year.

The Telecommunications Services segment is a full-service provider of turnkey solutions to the telecommunications, cable and related industries, as well as for large corporations and governmental entities. The segment's services include:

- Engineering services, including feasibility studies, right of way acquisition, network design and detailed engineering for copper, coaxial and fiber systems, carrier systems design, conduit design, computer-aided design drafting, digitizing records, building industry consultant engineering (BICSI), turnkey design, program management, air pressure design and record verification.
- Construction services, including both aerial and underground construction services, using the Company's owned and leased vehicles and equipment. These services include jack and bore, directional boring, excavation for conduit and manhole systems, cable placement and splicing, pole placement and wrecking, copper, coaxial and long- and short-haul fiber optic cable installation, splicing, termination and testing, project management and inspection services. Construction services have been, and could in the future, be adversely affected by weather conditions, because much of the business is performed outdoors.
- Business Systems Integration services, including structured cabling and wiring and field installation and repair services involving the design, engineering, installation and maintenance of various types of local and wide-area networks, utilizing copper wiring and fiber optics, for voice, data and video, and digital subscriber lines (DSL) and other broadband installation and maintenance services to operating telephone companies, long distance carriers, telecommunications equipment manufacturers, cable companies and large end-users, in both the government and private sectors.
- Central Office engineer, furnish and install (EF&I) services, including central office engineering, installation and removal of transmission systems, distribution frame systems, AC/DC power systems, wiring and cabling, switch peripheral systems, equipment assembly and system integration and controlled environment structures, and other network support services, such as grounding surveys and asset management.
- Wireless services, including complete turnkey services to both fixed and mobile wireless providers. This includes establishing or enhancing network infrastructure, design, engineering and construction/installation services, site selection, RF engineering, tower erection, antenna installation and inside cabling and wiring services. In performing these services, the segment employs the latest technologies, such as GPS mapping of facilities.

This segment also accommodates clients in the telecommunications industry that require a full range of services from multiple Volt business segments, such as human resources, systems analysis, network integration, software development and turnkey applications. This segment also resells telecommunications equipment to customers. In addition, this segment offers the added value of being able to provide total management of multi-discipline projects because of its ability to integrate efforts on a single project and to assume responsibility for programs that require a single point of contact and uniform quality. The segment performs these services on a project and/or contract personnel placement basis in the outside plant, central offices, wireless sector and within end-user premises. Customers include telephone operating companies, inter-exchange carriers, long distance carriers, local exchange carriers, wireless carriers, telecommunications equipment manufacturers, cable television providers, electric, gas, water and water-services utilities, federal, state and municipal government units and private industry.

This segment faces substantial competition with respect to all of its telecommunications services from other suppliers and from in-house capabilities of potential customers. Additionally, many customers provide the same type of services as the segment, which means that the segment faces competition from its own customers as well as from third parties. Some of this segment's significant competitors are larger and have substantially greater financial resources than Volt. There are relatively few significant barriers to entry into certain of the markets in which the segment operates, and many competitors are small, local companies that generally have lower overhead. Volt's ability to compete in this segment depends upon its reputation, technical capabilities, pricing, quality of service and ability to meet customer requirements in a timely manner. Volt believes that its competitive position in this segment is augmented by its ability to draw upon the expertise and resources of other Volt segments.

A portion of Volt's business in this segment is obtained through the submission of competitive proposals for contracts that typically expire within one to three years and upon expiration are re-bid and price is often an important factor in the award of such agreements. Many of this segment's long-term contracts contain cancellation provisions under which the customer can cancel the contract, even if the segment is not in default under the contract. Therefore, these contracts do not give the assurances that long-term contracts typically provide. Under many of these contracts, including master service contracts, there is no assurance of any minimum amount of work that will actually be available. While the Company believes it can secure renewals and/or extensions of some of these contracts, some of which are material to this segment, and obtain new business and customers, there can be no assurance that contracts will be renewed or extended or that additional or replacement contracts will be awarded to the Company on satisfactory terms or that the Company can obtain new business and customers. The continued delay in telecommunications companies' capital expenditure projects during the current economic climate has significantly reduced the segment's revenue, particularly from long-haul fiber optic projects and cross-connect box projects, and little improvement can be expected until the industry begins to increase its capital expenditures.

COMPUTER SYSTEMS SEGMENT

The Computer Systems segment provides directory assistance services, and designs, develops, sells, leases and maintains computer-based directory assistance services along with other database management and related services, primarily to the telecommunications industry. It also provides third party IT services to others. This segment is comprised of three business units: VoltDelta Resources ("VoltDelta"), DataServ and Maintech.

VoltDelta

VoltDelta markets information services solutions to telephone companies and inter-exchange carriers worldwide. VoltDelta has transitioned its business from only the sale of systems to, in addition, an Application Service Provider ("ASP") model so that it now provides information services, including infrastructure and database content, on a transactional use fee basis.

To meet the needs of customers who desire to upgrade their operator services capabilities by procuring services as an alternative to making a capital investment, the unit has deployed and is marketing enhanced directory assistance and other information service capabilities as a transaction-based ASP service, charging a fee per transaction. One ASP service is marketed as DirectoryExpress, which provides directory assistance operators worldwide with access to over 180 million United States and Canadian business, residential and government listings. VoltDelta owns and operates its own proprietary systems and provides its customers access to a national database sourced from listings obtained by VoltDelta from the Regional Bell Operating Companies ("RBOCs") and other independent sources. In addition, VoltDelta continues to provide customers with new systems, as well as enhancements to existing systems, equipment and software.

In addition to DirectoryExpress, VoltDelta's InfoExpress suite of services includes iExpress, a service that enables its transaction-based customers to offer operator-assisted yellow pages, directions and other information dependent enhanced services. For consumers (the end-users), especially cellular and PCS users, InfoExpress provides a more convenient and efficient level of directory assistance service since, among other things, consumers may obtain enhanced directory and yellow pages information without having to know the correct area code or even the name of the business. Enhanced information services are particularly attractive in the wireless market, where there is no access to printed telephone directories.

VoltDelta's ASP services are being delivered over the switched telephone network to live operators, via the internet and, recently, through voice portals using speech recognition technologies.

VoltDelta has service agreements with major telecommunications carriers, including RBOCs in the United States. Similar services are also provided to major telecommunications providers in the United Kingdom, Belgium, Holland, Italy, Germany and Ireland through Volt's wholly owned European subsidiaries.

DataServ

DataServ was established in fiscal year 2002 as a separate division of VoltDelta to target non-telco enterprise customers with enhanced directory assistance and information services. The division's services utilize the most accurate consumer and business databases to allow companies to improve their operations and marketing capabilities. Working with VoltDelta and other data aggregators, DataServ's information is updated daily and is substantially augmented with specialized information unique to the non-telco enterprise customer. DataServ integrates customer applications access via XML and other advanced technologies with its various databases. DataServ has agreements with several agents and resellers to distribute its services into targeted industries.

Although VoltDelta was successful during fiscal year 2003 in obtaining new customers for these services, including major telephone companies serving the long distance and cellular markets, and DataServ commenced generating revenues, there can be no assurance that they will continue to be successful in marketing these services to additional customers, or that the customers' volume of transactions will be at a level sufficient to enable the segment to maintain profitability.

In order to fulfill its commitments under its contracts, VoltDelta and DataServ are required to develop advanced computer software programs and purchase substantial amounts of computer equipment, as well as license data content, from several suppliers. Most of the equipment and data content required for these contracts are purchased as needed and are readily available from a number of suppliers.

Maintech

Maintech provides managed IT service solutions to mid-size and large corporate clients across the United States, including many of those who have purchased systems from VoltDelta. Its service offerings are tailored to mission-control, multi-platform applications where standards of operating performance and system availability are routinely defined as 99+%. Its target markets include banking and brokerage, telecommunications, aerospace, healthcare and hospital, and higher education. Maintech's services portfolio includes three groups of interrelated services:

- Hardware maintenance services, which includes on-site repair and Tier 1 & 2 technical support for Wintel and UNIX-based servers, workstations and network products. Maintech is certified to support products from most major OEMs including HP/Compaq, SUN, IBM, Dell, Cisco and Nortel. Maintech also supports storage systems from Network Appliance, EMC and STK. Representative application environments include Wall Street trading desks, electronic funds transfer, R & D laboratories and 411 Directory Assistance systems. Maintech provides these programs on a 24 x 7 x 365 basis with available on-site, 2 hour or 4 hour response terms.
- Network Operations Center (NOC) services, which includes 24 x 7 x 365 monitoring and management of LAN/WAN environments, network design, carrier selection and management, and product procurement, deployment, transition and support. Maintech's dual NOCs in Orange, California and Wallington, New Jersey are staffed with certified network design and support engineers, and employ state-of-the-art diagnostic monitoring and management software. In addition to outside customers, Maintech provides these services across the business units of Volt.
- Professional services, which includes comprehensive project management for planning, design, deployment and support of enterprise-wide, workstation/server/network upgrades, technology refresh programs, warehousing, asset management, product integration and testing, and installation and facility planning. This group of services is attractive to the end-user, as well as OEMs, VARs (value added resellers) and distributors.

The Company believes that Maintech's strengths and economic structure enable Maintech's customers to meet the demand to improve operating cost parameters by using these IT services, particularly for those companies that are correcting or adjusting an overbuilt IT infrastructure.

Maintech headquarters are in Wallington, New Jersey. District service offices are located in most metropolitan areas across the United States.

The business environment in which this segment operates is highly competitive. Some of this segment's principal competitors are larger and have substantially greater financial resources than Volt. This segment's results are highly dependent on the volume of directory assistance calls to VoltDelta's customers which are routed to the segment under existing contracts, the segment's ability to continue to secure comprehensive listings from others, its ability to obtain additional customers for these services and on its continued ability to sell products and services to new and existing customers. This segment's position in its market depends largely upon its reputation, quality of service and ability to develop, maintain and implement information systems on a cost competitive basis. Although Volt continues its investment in research and development, there is no assurance that this segment's present or future products will be competitive, that the segment will continue to develop new products or that present products or new products can be successfully marketed.

Some of this segment's contracts expired in 2003, while others were renewed and new contracts were awarded to the segment. Other contracts are scheduled to expire in 2004 through 2008. While the Company believes it can secure renewals and/or extensions of some of these contracts, some of which are material to this segment, and obtain new business and customers, there can be no assurance that contracts will be renewed or extended or that additional or replacement contracts will be awarded to the Company on satisfactory terms or that new business and customers can be obtained.

RESEARCH, DEVELOPMENT AND ENGINEERING

During fiscal years 2003, 2002 and 2001, the Company expended approximately $2.1 million, $2.5 million and $2.5 million, respectively, on research, development and engineering for product and service development and improvement, substantially all of which is Company sponsored, and none of which was capitalized. The major portion of research and development expenditures was incurred by the Computer Systems segment.

In addition, the Company invests in software for internal use, including planning, coding, testing, deployment, training and maintenance. In fiscal 2003, expenditures for internal-use software were $19.3 million of which $5.9 million was capitalized.

INTELLECTUAL PROPERTY

"Volt" is a registered trademark of the Company under a number of registrations. The Company also holds a number of other trademarks and patents related to certain of its products and services; however, it does not believe that any of these are material to the Company's business or that of any segment. The Company is also a licensee of technology from many of its suppliers, none of which individually is considered material to the Company's business or the business of any segment.

CUSTOMERS

In fiscal 2003, the Telecommunications Services segment's sales to three customers accounted for approximately 23%, 18%, and 12%, respectively, of the total sales of that segment; the Computer Systems segment's sales to two customers accounted for approximately 27% and 13% of the total sales of that segment; the Staffing Services segment's sales to one customer accounted for approximately 13% of the total sales of that segment; and the Telephone Directory segment's sales to one customer accounted for approximately 10% of the total sales of that segment. In fiscal 2003, the sales to seven operating units of one customer, Microsoft Corporation, accounted for 10.6% of the Company's consolidated net sales of $1.6 billion and 6.7% of the Company's consolidated gross billings of $2.6 billion. The difference between net sales and gross billings is the Company's associate vendor costs, which are excluded from sales due to the Company's relationship with the customers and the Company's associate vendors, who have agreed to be paid subject to receipt of the customers' payment to the Company, which causes these sales to be recorded net. The Company believes that gross billing is a meaningful measure, which reflects actual volume by the customers.

In fiscal 2002, the Telecommunications Services segment's sales to three customers accounted for approximately 24%, 20%, and 12%, respectively, of the total sales of that segment; and the Computer Systems segment's sales to one customer accounted for approximately 30% of that segment. In fiscal 2002, there were no customers to which sales accounted for over 10% of the Company's consolidated net sales.

In fiscal 2001, the Telecommunications Services segment's sales to three customers accounted for approximately 23%, 17%, and 12%, respectively, of the total sales of that segment; and the Computer Systems segment's sales to one customer accounted for approximately 35% of that segment. In fiscal 2001, there were no customers to which sales accounted for over 10% of the Company's consolidated net sales.

SEASONALITY

Historically, the Company's results of operations have been lowest in its first fiscal quarter as a result of reduced requirements for the Staffing Services segment's personnel due to the Thanksgiving, Christmas and New Year holidays as well as certain customer facilities closing for one to two weeks. In addition, the Telephone Directory segment's DataNational division publishes more directories during the second half of the fiscal year. The Uruguay division of the Telephone Directory segment produces a major portion of its revenues and most of its profits in the Company's fourth fiscal quarter. During the third and fourth quarter of the fiscal year, the Staffing Services segment benefits from a reduction of payroll taxes and increased use of Administrative and Industrial services during the summer vacation period.

EMPLOYEES

During the week ended November 2, 2003, Volt employed approximately 41,600 persons, including approximately 36,700 persons who were on temporary assignment for the Staffing Services segment. Volt is a party to two collective bargaining agreements, which cover a small number of employees. The Company believes that its relations with its employees are satisfactory.

Certain services rendered by Volt's operating segments require highly trained technical personnel in specialized fields, some of whom are currently in short supply and, while the Company currently has a sufficient number of such technical personnel in its employ, there can be no assurance that in the future, these segments can continue to employ sufficient technical personnel necessary for the successful conduct of their services.

REGULATION

The Company's business is not subject to specific industry government regulations except that some states in the United States license temporary service firms, employment agencies and construction companies. In Europe, the temporary service business is subject to regulation at both country and European levels. In connection with foreign sales by the Telephone Directory and Computer Systems segments, the Company is subject to export controls, including restrictions on the export of certain technologies. With respect to countries in which the Company's Telephone Directory and Computer Systems segments presently sell certain of their current products, the sale of their current products, both hardware and software, are permitted pursuant to a general export license. If the Company began selling to countries designated by the United States as sensitive or developed products subject to restriction, sales would be subject to more restrictive export regulations.

Compliance with applicable present federal, state and local environmental laws and regulations has not had, and the Company believes that compliance with those laws and regulations in the future will not have, a material effect on the Company's earnings, capital expenditures or competitive position.

ACCESS TO COMPANY INFORMATION

The Company electronically files its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission ("SEC"). These and other SEC filings by the Company are available to the public over the Internet at the SEC's website at *http://www.sec.gov* and at the Company's website at *http://www.volt.com* in the Investor Information section as soon as reasonably practicable after they are electronically filed with the SEC. Copies are also available without charge upon request to Volt Information Sciences, Inc., 560 Lexington Avenue, New York, New York 10022, 212-704-2400, Attention: Shareholder Relations.

ITEM 2. PROPERTIES

The Company occupies approximately 38,000 square feet of space at 560 Lexington Avenue, New York, New York under leases that expire in 2007 and 2009. The facility serves as the Company's corporate headquarters, the headquarters for the Company's Computer Systems segment and a base for certain operations of the Company's Staffing Services segment. The following table sets forth certain information as to each of the Company's other major facilities:

Location	Business Segment	Approximate Sq. Ft. Leased or Owned	If Leased, Year of Lease Expiration
Orange, California	West Region Headquarters Accounting Center Staffing Services Computer Systems	200,000	Owned (1)
Anaheim, California	Telephone Directory	39,000	Owned
El Segundo, California	Staffing Services	20,000	Owned
San Diego, California	Staffing Services	20,000	Owned
Montevideo, Uruguay	Telephone Directory	96,000	2004
Blue Bell, Pennsylvania	Telephone Directory Computer Systems	51,000	2007
Redmond, Washington	Staffing Services	46,000 40,000	2010 2005
Edison, New Jersey	Telecommunications Services	42,000	2005
Wallington, New Jersey	Computer Systems	32,000	2008

(1) See Note F of Notes to Consolidated Financial Statements for information regarding a term loan secured by a deed of trust on this property.

In addition, the Company owns a 134,000 square foot facility in Thousand Oaks, California, which was leased by the Company to its former 59% owned subsidiary, Autologic Information International, Inc. until December 31, 2002. The Company has entered into an agreement with an unrelated party, which subject to due diligence, may result in a lease to commence in fiscal 2004 with an option to purchase the facility.

In addition, the Company leases space in approximately 230 other facilities worldwide (excluding month-to-month rentals), each of which consists of less than 20,000 square feet. These leases expire at various times from 2004 until 2011.

At times, the Company leases space to others in the buildings that it owns or leases, if it does not require the space for its own business. The Company believes that its facilities are adequate for their presently anticipated uses and that it is not dependent upon any individually leased premises.

For additional information pertaining to lease commitments, see Note P of Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company is party to certain claims and legal proceedings which arise in the ordinary course of business, including those discussed in Item 1 of this Report. There are no claims or legal proceedings pending against the Company or its subsidiaries, which, in the opinion of management, would have a material adverse effect on the Company's consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

EXECUTIVE OFFICERS

WILLIAM SHAW, 79, a founder of the Company, has been President and Chairman of the Board of the Company since its inception in 1957 and has been employed in executive capacities by the Company and its predecessors since 1950.

JEROME SHAW, 77, a founder of the Company, has been Executive Vice President and Secretary of the Company since its inception in 1957 and has been employed in executive capacities by the Company and its predecessors since 1950.

JAMES J. GROBERG, 75, has been a Senior Vice President and Principal Financial Officer of the Company since September 1985 and was also employed in executive capacities by the Company from 1973 to 1981.

STEVEN A. SHAW, 44, has been a Senior Vice President of the Company since November 2000 and served as Vice President of the Company from April 1997 until November 2000. Mr. Shaw has been employed by the Company in various capacities since November 1995.

HOWARD B. WEINREICH, 61, has been General Counsel of the Company since September 1985 and a Senior Vice President of the Company since May 2001. He has been employed in executive capacities by the Company since 1981.

THOMAS DALEY, 49, has been Senior Vice President of the Company since March 2001 and has been employed in executive capacities by the Company since 1980.

LUDWIG M. GUARINO, 52, has been Treasurer of the Company since January 1994 and has been employed in executive capacities by the Company since 1976.

JACK EGAN, 54, has been Vice President—Corporate Accounting and Principal Accounting Officer since January 1992 and has been employed in executive capacities by the Company since 1979.

DANIEL G. HALLIHAN, 55, has been Vice President—Accounting Operations since January 1992 and has been employed in executive capacities by the Company since 1986.

NORMA J. KRAUS, 72, has been Vice President—Human Resources since March 1987 and has been employed in executive capacities by the Company since 1979.

William Shaw and Jerome Shaw are brothers. Steven A. Shaw is the son of Jerome Shaw. Bruce G. Goodman, a director of the Company, is the son-in-law of William Shaw. There are no other family relationships among the executive officers or directors of the Company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND INSIDER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange (NYSE Symbol-VOL). The following table sets forth the high and low prices of Volt's common stock, as reported by the NYSE, during the Company's two fiscal years ended November 2, 2003:

	2003		2002	
Fiscal Period	High	Low	High	Low
First Quarter	$18.92	$13.15	$17.25	$11.10
Second Quarter	14.40	9.39	22.90	14.50
Third Quarter	18.80	12.11	24.50	18.70
Fourth Quarter	19.45	15.40	18.95	12.65

As of January 9, 2004, there were approximately 362 holders of record of the Company's common stock, exclusive of shareholders whose shares were held by brokerage firms, depositories and other institutional firms in "street name" for their customers.

Cash dividends have not been paid during the reported periods. The Company's credit agreement contains financial covenants, one of which limits dividends in any fiscal year to 25% of the prior year's consolidated net income, as defined. Therefore, the amount available for dividends at November 2, 2003 was $1.2 million.

EQUITY COMPENSATION PLANS

The following table sets forth certain information, as at November 2, 2003, with respect to the Company's equity compensation plans:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	582,539 (a)	$20.48	347,854 (a)
Equity compensation plans not approved by security holders	—	—	—
Total	582,539	$20.48	347,854

(a) Under the Company's 1995 Non-Qualified Stock Option Plan, the Company's only equity compensation plan. Upon the expiration, cancellation or termination of unexercised granted options, shares subject to those options will again be available for the grant of options under the plan.

INSIDER EQUITY COMPENSATION PLANS

The information called for by Item 703 of Regulation S-K (relating to purchases of equity securities by the Company and affiliated purchasers) has been omitted pursuant to the effective date provisions of the SEC release Nos. 33-8335, 34-48766, IC-26252 (November 10, 2003).

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended (Notes 1 and 2)				
	November 2, 2003	November 3, 2002	November 4, 2001	November 3, 2000	October 29, 1999
	(In thousands, except per share data)				
Net Sales—Note 3	$1,609,857	$1,467,786	$1,898,681	$2,099,600	$2,053,677
Income (loss) from continuing operations—before items shown below—Note 4	$ 4,761	$ (5,187)	$ 6,658	$ 31,402	$ 31,492
Discontinued operations—Note 5		4,310	(814)	(697)	(2,533)
Cumulative effect of a change in accounting—goodwill impairment—Note 4		(31,927)			
Net income (loss)	$ 4,761	$ (32,804)	$ 5,844	$ 30,705	$ 28,959
PER SHARE DATA					
Basic:					
Income (loss) from continuing operations—before items shown below	$ 0.31	$ (0.34)	$ 0.44	$ 2.08	$ 2.10
Discontinued operations		0.28	(0.06)	(0.05)	(0.17)
Cumulative effect of a change in accounting		(2.10)			
Net income (loss)	$ 0.31	$ (2.16)	$ 0.38	$ 2.03	$ 1.93
Weighted average number of shares	15,218	15,217	15,212	15,139	15,023
Diluted:					
Income (loss) income from continuing operations—before items shown below	$ 0.31	$ (0.34)	$ 0.44	$ 2.05	$ 2.08
Discontinued operations		0.28	(0.06)	(0.05)	(0.17)
Cumulative effect of a change in accounting		(2.10)			
Net income (loss)	$ 0.31	$ (2.16)	$ 0.38	$ 2.00	$ 1.91
Weighted average number of shares	15,225	15,217	15,244	15,316	15,153
Total assets	$ 538,693	$ 509,590	$ 637,236	$ 744,828	$ 618,329
Long-term debt, net of current portion	$ 14,098	$ 14,469	$ 15,993	$ 32,297	$ 45,728

Note 1—Fiscal years 1999 and 2001 through 2003 consisted of 52 weeks, while fiscal year 2000 consisted of 53 weeks.

Note 2—Cash dividends were not paid during the five-year period ended November 2, 2003.

Note 3—As previously announced, the Company has changed the method of reporting revenues of its Professional Employer Organization ("PEO") subsidiary, Shaw & Shaw, from gross billing to a net revenue basis in fiscal year 2003. Accordingly, reported PEO revenues and related cost of sales have been reduced in prior fiscal years, with no effect on operating profit or the net results to the Company, as follows: 2002—$20.1 million, 2001—$33.6 million, 2000—$20.7 million and 1999—$15.0 million.

Note 4—Fiscal 2002 included a non-cash charge of $31.9 million, or $2.10 per share, recognized for goodwill impairment as of November 5, 2001 presented as a cumulative effect of a change in accounting. Amortization of goodwill, included in continuing operations net of taxes, which was not permitted to be amortized beginning in fiscal year 2002 under Statement of Financial Accounting Standards No. 142, is included in the prior fiscal years as follows: 2001—$2.0 million, or $0.13 per share; 2000—$2.3 million, or $0.15 per share, and 1999—$2.2 million, or $0.14 per share.

Pursuant to the Company's previously announced adoption of SFAS No.145, results for fiscal year 2002 have been restated to give effect to the reclassification of a charge of $2.1 million arising from the March 2002 early payment of the Company's 7.92% senior notes to other expense, previously presented as an extraordinary item.

Fiscal 2001 included a gain on the sale of the Company's interest in a real estate partnership of $4.2 million $(2.5 million, net of taxes, or $0.16 per share) and a gain on the sale of securities, net of a write-down of other securities, of $5.6 million $(3.4 million, net of taxes, or $0.22 per share).

In fiscal 1999, the Company recognized $2.0 million, or $0.13 per share of a previously deferred gain on the sale in 1997 of its interest in a Brazilian joint venture. In connection with the sale, the Company granted credit with respect to the printing of telephone directories by the Company's Uruguayan division and guaranteed the venture's obligations with respect to certain import financing, resulting in a partial deferral of the gain. Through fiscal year 1999, the venture repaid substantially all of its obligations and the gain was recognized.

Note 5—Fiscal 2002 included a net gain of $4.3 million, or $0.28 per share, including a tax benefit of $1.7 million (resulting from a taxable loss versus a gain for financial statement purposes), from discontinued operations resulting from the Company's sale of its 59% interest in Autologic Information International, Inc. ("Autologic"), which was the Company's former Electronic Publication and Typesetting segment. This amount included a $4.5 million gain on the sale, partially offset by a $0.2 million loss on operations. Accordingly, the results of operations of Autologic have also been classified as discontinued in the statements of income for fiscal years 1999 through 2001.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of its financial position and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments, assumptions and valuations that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Future reported results of operations could be impacted if the Company's estimates, judgments, assumptions or valuations made in earlier periods prove to be wrong. Management believes the critical accounting policies and areas that require the most significant estimates, judgments, assumptions or valuations used in the preparation of the Company's financial statements are as follows:

Revenue Recognition—The Company derives its revenues from several sources. The revenue recognition methods, which are consistent with those prescribed in Staff Accounting Bulletin 101 ("SAB 101"), entitled "Revenue Recognition in Financial Statements," are described below in more detail for the significant types of revenue within each of its segments.

Staffing Services:

Traditional Staffing: In fiscal 2003, this revenue comprised approximately 74% of consolidated sales. Sales are derived from the Company's Staffing Solutions Group supplying its own temporary personnel to its customers, for which the Company assumes the risk of acceptability of its employees to its customers, and has credit risk for collecting its billings after it has paid its employees. The Company reflects revenues for these services on a gross basis in the period the services are rendered.

Managed Services: In fiscal 2003, this revenue comprised approximately 5% of consolidated sales. Sales are generated by the Company's E-Procurement Solutions' subsidiary, ProcureStaff, and for certain contracts, sales are generated by the Company's Staffing Solutions Group's managed services operations. The Company receives an administrative fee for arranging for, billing for and collecting the billings related to other staffing companies ("associate vendors") who have supplied personnel to the Company's customers. The administrative fee is either charged to the customer or subtracted from the Company payment to the associate vendor. The customer is typically responsible for assessing the work of the associate vendor, who has responsibility for the acceptability of their personnel to the customer, and in most instances the customer and associate vendor have agreed to the Company not paying the associate vendor until the customer pays the Company. Based upon the revenue recognition principles prescribed in Emerging Issues Task Force 99-19 ("EITF 99-19"), entitled "Reporting Revenue Gross as a Principal versus Net as an Agent," revenue for these services, where the customer has agreed, is recognized net of associated costs in the period the services are rendered.

Outsourced Projects: In fiscal 2003, this revenue comprised approximately 4% of consolidated sales. Sales are derived from the Company's Information Technology Solutions' operation providing outsource services for a customer in the form of project work, for which the Company is responsible for deliverables. The Company's employees perform the services and the Company has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period the services are rendered, and when the Company is responsible for project completion, revenue is recognized when the project is complete and the customer has approved the work.

Shaw & Shaw: In fiscal 2003, this revenue comprised less than 1% of consolidated sales, due to the Company's reporting of these revenues on a net basis. Sales are generated by the Company's Shaw & Shaw subsidiary, for which the Company provides professional employer organizational services ("PEO") to certain customers. Generally, the customers transfer their entire workforce or employees of specific departments or divisions to the Company, but the customers maintain control over the day-to-day job duties of the employees. Based upon the revenue recognition principles prescribed in EITF 99-19, effective with the Company's second fiscal quarter of 2003, the Company has changed its method of reporting revenue from these services from a gross basis to a net basis. The change in reporting, which is reflected in all current and prior periods, resulted in a reduction in both reported PEO revenues and related costs of sales, with no effect on the Company's operating results.

Telephone Directory:

Directory Publishing: In fiscal 2003, this revenue comprised approximately 3% of consolidated sales. Sales are derived from the Company's sales of telephone directory advertising for books it publishes as an independent publisher or for a telephone company in Uruguay. The Company's employees perform the services and the Company has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period the books are printed and delivered.

Ad Production: In fiscal 2003, this revenue comprised approximately 1% of consolidated sales. Sales are generated when the Company performs design and production services, and database management for other publishers' telephone directories. The Company's employees perform the services and the Company has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period the Company has completed its ad production work and upon customer acceptance.

Telecommunications Services:

Construction: In fiscal 2003, this revenue comprised approximately 3% of consolidated sales. Sales are derived from the Company supplying aerial and underground construction services related to telecommunications and cable operations. The Company's employees perform the services, and the Company takes title to all inventory, and has credit risk for collecting its billings. The Company relies upon the principles in Statement of Position 81-1 ("SOP 81-1"), entitled "Accounting for Performance of Construction-Type Contracts," using the completed-contract method, to recognize revenue on a gross basis upon customer acceptance of the project.

Non-Construction: In fiscal 2003, this revenue comprised approximately 4% of consolidated sales. Sales are derived from the Company performing design, engineering and business systems integrations work. The Company's employees perform the services and the Company has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period in which services are performed, and if applicable, any completed units are delivered and accepted by the customer.

Computer Systems:

Database Access: In fiscal 2003, this revenue comprised approximately 3% of consolidated sales. Sales are derived from the Company granting access to its proprietary telephone listing databases to telephone companies, inter-exchange carriers and non-telco enterprise customers. The Company uses its own databases and has credit risk for collecting its billings. The Company recognizes revenue on a gross basis in the period in which the customers access the Company's databases.

IT Maintenance: In fiscal 2003, this revenue comprised approximately 2% of consolidated sales. Sales are derived from the Company providing hardware maintenance services to the general business community, including customers who have our systems. The Company uses its own employees and inventory in the performance of the services, and has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period in which the services are performed, contingent upon customer acceptance.

Telephone Systems: In fiscal 2003, this revenue comprised approximately 1% of consolidated sales. Sales are derived from the Company providing telephone operator services-related systems and enhancements to existing systems, equipment and software to customers. The Company uses its own employees and has credit risk for collecting its billings. The Company relies upon the principles in Statement of Position 97-2 ("SOP 97-2"), entitled "Software Revenue Recognition" and Emerging Issues Task Force 00-21 ("EITF 00-21"), entitled "Revenue Arrangements with Multiple Deliverables" to recognize revenue on a gross basis upon customer acceptance of each part of the system based upon its fair value.

The Company records provisions for estimated losses on contracts when losses become evident. Accumulated unbilled costs on contracts are carried in inventory at the lower of actual cost or estimated realizable value.

Allowance for Uncollectable Accounts—The establishment of an allowance requires the use of judgment and assumptions regarding potential losses on receivable balances. Allowances for doubtful accounts receivable are maintained based upon historical payment patterns, aging of accounts receivable and actual write-off history. The Company believes that its allowances are adequate; however, changes in the financial condition of customers could have an effect on the allowance balance required and a related charge or credit to earnings.

Long-Lived Assets—As of the beginning of fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under these new rules, goodwill and other intangibles with indefinite lives are no longer amortized, but are subject to annual testing using fair value methodology. An impairment charge is recognized for the amount, if any, by which the carrying value of an intangible asset exceeds its fair value. The Company engaged independent valuation firms, which primarily used comparable multiples of revenue and EBITDA and other valuation methods to assist the Company in the determination of the fair value of the reporting units measured. An impairment charge of $31.9 million was recognized for the amount by which the carrying value of goodwill exceeded its implied fair value as of the beginning of fiscal 2002. Using the same valuation methods employed by the independent valuation firms, the Company completed its annual impairment tests on the remaining $9.0 million of goodwill during the second quarter of fiscal 2003 and determined the fair value exceeded the carrying value. Intangible assets with finite, measurable lives continue to be amortized over their respective useful lives.

Property, Plant and Equipment—Property, plant and equipment is recorded at cost, and depreciation and amortization are provided on the straight-line and accelerated methods at rates calculated to depreciate the cost of the assets over their estimated lives. Intangible assets, other than goodwill, and property, plant and equipment are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The fair values of the assets are based upon Company estimates of the discounted cash flows that are expected to result from the use and eventual disposition of the assets or that amount that would be realized from an immediate sale. An impairment charge is recognized for the amount, if any, by which the carrying value of an asset exceeds its fair value. No impairment charge was recognized in fiscal 2003, as no events or circumstances indicated the existence of impairment. Although the Company believes its estimates are appropriate, the fair value measurements of the Company's long-lived assets could be affected by using different estimates and assumptions in these valuation techniques.

Capitalized Software—The Company's software technology personnel are involved in the development and acquisition of internal-use software to be used in its Enterprise Resource Planning system and software used in its operating segments, some of which are customer accessible. The Company accounts for the capitalization of software in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Subsequent to the preliminary project planning and approval stage, all appropriate costs are capitalized until the point at which the software is ready for its intended use. Subsequent to the software being used in operations, the capitalized costs are transferred from costs-in-process to completed property, plant and equipment, and are accounted for as such. All post-implementation costs, such as maintenance, training and minor upgrades that do not result in additional functionality, are expensed as incurred.

Securitization Program—The Company accounts for the securitization of accounts receivables in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." At the time a participation interest in the receivables is sold, that interest is removed from the consolidated balance sheet. The outstanding balance of the undivided interest sold to Three Rivers Funding Corporation ("TRFCO"), an asset backed commercial paper conduit sponsored by Mellon Bank, N.A, was $70.0 million and $60.0 million at November 2, 2003 and November 3, 2002, respectively. Accordingly, the trade receivables included on the November 2, 2003 and November 3, 2002 balance sheets have been reduced to reflect the $70.0 million and $60.0 million participation interest sold, respectively. TRFCO has no recourse to the Company (beyond its interest in the pool of receivables owned by Volt Funding) for any of the sold receivables.

Primary Casualty Insurance Program—The Company is insured with a highly rated insurance company under a program that provides primary workers' compensation, employer's liability, general liability and automobile liability insurance under a loss sensitive program. In certain mandated states, the Company purchases workers' compensation insurance through participation in state funds. The experience-rated premiums in these state plans relieve the Company of any additional liability. Initial premium accruals are established based upon the underlying exposure, such as the amount and type of labor utilized, number of vehicles, etc. The Company establishes accruals utilizing actuarial methods to estimate the future cash payments that will be made to satisfy the claims, including an allowance for incurred-but-not-reported claims. This process also includes establishing loss development factors, based on the historical claims experience of the Company and the industry, and applying those factors to current claims information to derive an estimate of the Company's ultimate premium liability. In preparing the estimates, the Company considers the nature and severity of the claims, analyses provided by third party actuaries, as well as current legal, economic and regulatory factors. The insurance policies have various premium rating plans that establish the ultimate premium to be paid. Prior to March 31, 2002, the amount of the additional or return premium was finalized. Subsequent thereto, adjustments to premium will be made based upon the level of claims incurred at a future date up to three years after the end of the respective policy period. For the policy year ending March 31, 2003, a maximum premium has been predetermined. Management evaluates the accrual, and the underlying assumptions, regularly throughout the year and makes adjustments as needed. The ultimate premium cost may be greater than or less than the established accrual. While management believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimation process. In the event it is determined that a smaller or larger accrual is appropriate, the Company would record a credit or a charge to cost of services in the period in which such determination is made.

Fiscal Year 2003 (52 weeks) Compared to Fiscal Year 2002 (52 weeks)

RESULTS OF OPERATIONS

The information that appears below relates to prior periods. The results of operations for those periods are not necessarily indicative of the results, which may be expected for any subsequent period. The following discussion should be read in conjunction with the Operating Segment Data in Item 1 of this Report and the Consolidated Financial Statements and Notes thereto which appear in Item 8 of this Report.

Results of Operations—Summary

Consolidated net sales increased by $142.1 million, or 10%, to $1.6 billion in fiscal 2003. This increase in net sales resulted primarily from a $135.1 million increase in sales in the Staffing Services segment. The Company's operating segments reported an operating profit in fiscal 2003 of $39.4 million, an increase of $16.6 million, or 73%, from the prior year, with all four segments reflecting improvements. Contributing to the fiscal 2003 increase in operating profit was a $9.3 million decrease in the operating loss sustained by the Telecommunications Services segment, and increases in operating profit of $5.8 million by the Computer Systems segment, $0.9 million by the Telephone Directory segment and $0.6 million by the Staffing Services segment.

In fiscal 2003, the Company reported income from continuing operations before income taxes of $8.0 million compared to a loss from continuing operations before taxes of $7.5 million in fiscal 2002. An item affecting results from continuing operations in fiscal 2002 was a charge of $2.1 million arising from the early payment of the Company's remaining $30.0 million 7.92% Senior Notes, which was previously presented as an extraordinary item.

In fiscal 2003, the Company reported net income of $4.8 million compared with a net loss of $32.8 million in the prior year. Results for fiscal 2002 included a non-cash charge for the write-down of goodwill of $31.9 million reported as a cumulative effect of a change in accounting and a net gain from discontinued operations, after taxes, of $4.3 million. The net gain from discontinued operations was comprised of a $4.5 million gain, including a tax benefit of $1.7 million (resulting from a taxable loss versus a gain for financial statement purposes), on the sale of the Company's 59% interest in Autologic Information International Inc. ("Autologic"), partially offset by a loss from Autologic's operations through the disposal date of $0.2 million.

Results of Operations—By Segment

Staffing Services

The sales of the Staffing Services segment increased by $135.1 million, or 11%, to $1.3 billion in fiscal 2003, and its operating profit increased by $0.6 million, or 3%, to $21.1 million in fiscal 2003.

The sales of the Technical Placement division of the Staffing Services segment increased by $45.4 million, or 6%, to $834.5 million in fiscal 2003, while its operating profit decreased by $0.7 million, or 2%, to $28.9 million in fiscal 2003. Gross billings in the division increased by $360.1 million, or 23%, to $1.9 billion during fiscal 2003 due to new ProcureStaff accounts. However, substantially all of the ProcureStaff billings are reported on a net basis due to contracts with associate vendors who have agreed to be paid upon receipt of the customers' payment to the Company. The sales of VMC Consulting project management and consulting increased by $24.3 million, or 49%, and the net sales of ProcureStaff increased by $14.0 million, or 17%. The decrease in the division's operating profit was due to an increase of overhead expressed as a percentage of sales of 0.4 percentage point. The largest increase in overhead costs from the prior year was in ProcureStaff, whose costs increased by $5.6 million, or 2.7 percentage points, due to ongoing development of new products and the implementation of new accounts. ProcureStaff incurred an operating loss of $1.0 million for the year compared to an operating profit of $0.3 million in the prior year due to these higher costs. The Technical Placement division's gross margin percentages remained relatively constant compared to fiscal 2002, with lower markups on traditional staffing placement and higher state unemployment insurance rates, offset by higher margins earned by VMC Consulting which, together with a 49% increase in sales, reported a 44% increase in operating profit to $10.8 million in fiscal 2003 from $7.5 million in fiscal 2002. The Technical

Placement division recently lost a managed service contract, the effect of which will be reflected in the first quarter of fiscal 2004. Revenue and gross profit from this contract approximated 4% each of the division's total revenue and gross profit in both fiscal 2003 and 2002. The division cannot determine the amount of revenue and gross profit that will be replaced through existing or new customers in the future.

The sales of the Administrative and Industrial division of the Staffing Services segment increased by $89.7 million, or 21%, to $510.9 million in fiscal 2003, while its operating loss decreased by $1.3 million, or 14%, to $7.8 million in fiscal 2003. The decrease in operating loss was the result of the increase in sales, together with a decrease in overhead expressed as a percentage of sales of 2.5 percentage points, partially offset by a 1.9 percentage point decrease in gross margins due to higher state unemployment and workers' compensation rates, increased competition, electronic auctions and customers leveraging their buying power by consolidating the number of vendors with whom they deal. Although sequential quarterly operating losses have declined during fiscal 2003, cost control initiatives in the division have not fully offset lower gross margins.

While the Staffing Services segment is committed to continued cost controls designed to increase profitability for fiscal 2004, a return to substantially higher profit levels is likely to depend on the timing and strength of a general economic recovery and more specifically, an increase towards previous usage levels of alternative staffing by industry. The Company expects that high unemployment and the need for state and local governments to align their revenues with expenditures will continue to result in pressures on margins as jurisdictions increase payroll and various other taxes. Although the markets for the segment's services include a broad range of industries throughout the United States and Europe, general economic difficulties in specific geographic areas or industrial sectors have in the past, and could in the future, affect the profitability of the segment.

Telephone Directory

Sales of the Telephone Directory segment decreased by $13.2 million, or 16%, to $70.2 million in fiscal 2003; however, its operating profit increased by $0.9 million, or 14%, to $7.7 million. Printing sales in Uruguay decreased by $3.6 million, or 45%, due to the economic instability in neighboring countries, as well as in Uruguay itself. Due to a change in the publication schedule of the DataNational operation's community telephone directories, their sales decreased by $3.1 million, or 7%, for the year. The segment's telephone production revenue decreased by $3.5 million, or 17%, in fiscal 2003 primarily due to the previously announced termination of a contract with a telecommunications company in the third quarter of fiscal 2003. The segment cannot determine whether current revenue and profits will be replaced through existing or new customers, or increased advertising sales by DataNational in the future. Despite the reduced sales, the profitability of the segment increased due to increased productivity, and a reduction in overhead expressed as a percentage of sales of 1.5 percentage points. The decreased overhead was predominantly related to a lower bad debt expense as a result of a more stringent credit policy. Operating profit in fiscal 2003 also included an $0.8 million fee due to the terminated contract.

Other than the DataNational division, which accounted for 58% of the segment's fiscal 2003 sales, the segment's business is obtained through submission of competitive proposals for contracts. These short and long-term contracts are re-bid after expiration. While the Company has historically secured new contracts and believes it can secure renewals and/or extensions of most of these contracts, some of which are material to this segment, and obtain new business, there can be no assurance that contracts will be renewed or extended, or that additional or replacement contracts will be awarded to the Company on satisfactory terms. In addition, this segment's sales and profitability are highly dependent on advertising revenue, which has been and continues to be affected by general economic conditions.

Telecommunications Services

The Telecommunications Services segment's sales increased by $4.0 million, or 4%, to $112.8 million in fiscal 2003, and the segment's operating loss was reduced by $9.3 million, or 70%, from fiscal 2002, to $4.0 million. The reduction in the operating loss was due to the sales increase, a 1.2 percentage point increase in gross margin, together with a reduction in overhead expressed as a percentage of sales of 7.4 percentage points. Despite an emphasis on cost controls, the results of the segment continue to be affected by the decline in capital spending by telephone companies caused by the depressed conditions within the segment's telecommunications industry customer base. This factor has also increased competition for available work, pressuring pricing and margins. Following the reorganization of the business operations initiated in fiscal 2002, the segment continued its cost control initiatives in an effort to permit the segment to operate profitably at lower revenue levels without impairing its ability to take advantage of opportunities when the telecommunications industry stabilizes and customers' spending increases. The segment will incur a pre-tax charge of $1.3 million in the first quarter of fiscal 2004 as a result of costs incurred related to a domestic consulting contract for services.

A substantial portion of the business in this segment is obtained through the submission of competitive proposals for contracts, which typically expire within one to three years and are re-bid. Many of this segment's long-term contracts contain cancellation provisions under which the customer can cancel the contract, even if the segment is not in default under the contract. While management believes it can secure renewals and/or extensions of most of these contracts, some of which are material to this segment, and obtain new business, there can be no assurances that contracts will be renewed or extended or that additional or replacement contracts will be awarded to the Company on satisfactory terms.

Computer Systems

The Computer Systems segment's sales increased by $14.8 million, or 19%, to $93.6 million in fiscal 2003, and operating profit increased by $5.8 million, or 65%, to $14.7 million. An increase in revenue was reported by all of the divisions within the segment. The segment's ASP directory assistance out-sourcing business, together with its domestic products and services, reflected a 20% sales increase; its IT services sales provided by the Maintech division reflected an 11% increase in sales, and sales of the European division increased by 38% in fiscal 2003. The growth in operating profit for the year was the result of the increase in sales, an increase in gross margins of 3.1 percentage points, and a reduction in overhead expressed as a percentage of sales of 1.1 percentage points.

This segment's results are highly dependent on the volume of directory assistance calls to the segment's customers that are routed to the segment under existing contracts with telephone companies, the segment's ability to continue to secure comprehensive listings from others, its ability to obtain additional customers for these services and its continued ability to sell products and services to new and existing customers.

Results of Operations—Other

Other items, discussed on a consolidated basis, affecting the results of operations were:

Selling and administrative expenses decreased by $2.9 million, or 4%, to $71.6 million in fiscal year 2003 from fiscal year 2002 primarily as a result of continued cost-cutting initiatives throughout the operating segments, and a reduction of bad debt expense (see discussion by segment, above), partially offset by increased corporate general and administrative expenses related to costs to meet the disaster recovery requirements of redundancy and business continuity for corporate systems and communications networks. Selling and administrative expenses, expressed as a percentage of sales, were 4.4% in fiscal 2003 and 5.1% in fiscal 2002.

Depreciation and amortization increased by $2.2 million, or 10%, to $24.3 million in fiscal 2002. The increase was attributable to the increase in fixed assets during the year in the Staffing Services and Computer Systems segments.

The Company incurred other expense of $2.7 million in fiscal 2003 compared to $3.5 million in 2002. The fiscal 2003 expense was primarily the result of $1.6 million of charges related to the Company's Securitization Program, which began in April 2002 and significantly reduced interest expense, as well as sundry expenses.

The fiscal 2002 expense was primarily the result of a $2.1 million charge for the early payment of the Company's remaining $30.0 million outstanding 7.92% Senior Notes, which was previously presented as an extraordinary item, along with expenses incurred in conjunction with the initial and subsequent transactions under the Company's Securitization Program and other sundry expenses.

The foreign exchange gain in fiscal 2003 was $0.3 million compared to a loss of $0.5 million in fiscal 2002. The improvement was a result of favorable currency movements in the Uruguayan and European currency markets. To reduce the potential adverse impact from foreign currency changes on the Company's foreign currency receivables and firm commitments, the Company utilizes foreign currency option and forward contracts, when appropriate, that generally settle on the last weekday of each quarter.

Interest expense decreased by $2.5 million, or 54%, to $2.1 million in fiscal 2003. The decrease was attributable to the early repayment on March 5, 2002 of the remaining $30.0 million of 7.92% Senior Notes in contemplation of the lower cost accounts receivable Securitization Program. The Securitization Program, the costs of which are reflected in other expense (see above), also eliminated higher cost borrowings under the revolving credit facility, which was not used in fiscal 2003. Throughout fiscal 2003, the Company has also benefited from significantly lower interest rates on borrowings in Uruguay.

The Company's tax provision in 2003 reflected an effective tax rate of 40.8% of its financial reporting pre-tax income from continuing operations compared to a 2002 tax benefit effective rate of 30.9% of its financial reporting pre-tax loss from continuing operations. The low effective tax benefit in fiscal 2002 was primarily due to 2002 foreign losses for which no tax benefit was provided.

The consolidated results for fiscal 2002 included a net gain from discontinued operations of $4.3 million which consisted of a $4.5 million gain, including a tax benefit of $1.7 million, on the sale of the Company's interest in the Company's former 59% owned publicly-owned subsidiary, Autologic Information International, Inc., partially offset by a loss from its operations through the November 30, 2001 disposal date of $0.2 million.

As of the beginning of fiscal 2002, the Company performed the first of the required impairment tests of goodwill and other intangible assets, in accordance with SFAS No. 142. At that date, the Company's goodwill related to prior acquisitions amounted to approximately $40.0 million. The Company's revaluation under the new accounting rules was completed during the second quarter of 2002, and a $31.9 million impairment write-down was taken, reflecting declines in the market value of the acquisitions since they were purchased. The write-down was reported as a cumulative effect of a change in accounting. Using the same valuation methods employed by the independent valuation firms, the Company completed its annual impairment tests on the remaining $9.0 million of goodwill during the second quarter of fiscal 2003, and determined the fair value exceeded the carrying value.

Fiscal Year 2002 (52 weeks) Compared to Fiscal Year 2001 (52 weeks)

Results of Operations—Summary

Consolidated net sales decreased by $430.9 million, or 23%, to $1.5 billion in fiscal 2002. This decrease in net sales resulted primarily from a $287.5 million decrease in sales in the Staffing Services segment and a $140.1 million decrease in sales in the Telecommunications Services segment.

The Company's operating segments reported an operating profit of $22.8 million in fiscal 2002 compared to $36.9 million in the prior year. Contributing to the fiscal 2002 decrease in operating profit were a decrease in operating results of $20.6 million reported by the Telecommunications Services segment and a decrease of $1.8 million in operating profit reported by the Computer Systems segment. These decreases were partially offset by increases in operating profits of $4.4 million reported by the Telephone Directory segment and $3.9 million by the Staffing Services segment.

In fiscal 2002, the Company reported a loss from continuing operations before income taxes of $7.5 million compared to income from continuing operations before taxes of $11.0 million in fiscal 2001. Non-recurring items affecting results from continuing operations in fiscal 2002 included a charge of $2.1 million arising from the early payment of the Company's 7.92% Senior Notes, which was previously presented as an extraordinary item. Non-recurring items affecting results from continuing operations in fiscal 2001 included a gain of $6.3 million on the sale of an investment in equity securities that had been written off in 1997, partially offset by a write-down of an investment in marketable securities of $0.7 million and a gain on the sale of the Company's interest in a real estate partnership of $4.2 million. In addition, results from continuing operations for fiscal 2001 included amortization of goodwill, which is no longer permitted to be amortized, of $3.0 million.

In fiscal 2002, the Company reported a net loss of $32.8 million compared with net income of $5.8 million in the prior year. Results for fiscal 2002 included a non-cash charge for the write-down of goodwill of $31.9 million reported as a cumulative effect of a change in accounting and a net gain from discontinued operations, after taxes, of $4.3 million comprised of a $4.5 million gain, including a tax benefit of $1.7 million (resulting from a taxable loss versus a gain for financial statement purposes), on the sale of the Company's 59% interest in Autologic Information International Inc. ("Autologic") partially offset by a loss from Autologic's operations through the disposal date of $0.2 million (compared to a loss of $0.8 million in fiscal 2001).

Results of Operations—By Segment

Staffing Services

Although sales of the Staffing Services segment decreased by $287.5 million, or 19%, to $1.2 billion in fiscal 2002, its operating profit increased by $3.9 million, or 24%, to $20.5 million in fiscal 2002.

The Technical Placement division of the Staffing Services segment reported an operating profit of $29.6 million on sales of $789.2 million for fiscal 2002, compared with an operating profit of $27.5 million on sales of $1.1 billion in the prior year. Gross billings in the division increased by $26.9 million, or 2%, to $1.6 billion during fiscal 2002. Low-margin managed service sales comprised 62% of the reported sales decline of the division. The decline was due primarily to an increase in the number of associate vendors who agreed to be paid subject to the receipt of the customers' payment to the Company, resulting in the amounts, other than management fees to the Company, associated with those revenues being excluded from sales, as non-recourse managed service revenue. A reduction in the use of managed service programs by several of the division's managed service clients also adversely affected sales. Although the division reported decreases in both traditional and managed service sales, an increase in high-margin project management work contributed to an increase in gross margins of 3.9 percentage points. In addition, the division's continued overhead reductions and the absence in fiscal 2002 of goodwill amortization of $2.1 million enabled the Technical Placement division to increase its operating profit and profit margin percentage.

The Administrative and Industrial division of the Staffing Services segment reported an operating loss of $9.1 million on net sales of $421.2 million for fiscal 2002 compared with an operating loss of $10.9 million on net sales of $445.8 million in the prior period. The decrease in operating loss was the result of lower overhead due to cost reduction efforts partially offset by a 6% decline in revenue and a decrease in gross margins of 1.4 percentage points due to increased competition, electronic auctions and customers leveraging their buying power by consolidating the number of vendors with whom they deal. Although sequential quarterly operating losses have declined during fiscal 2002, cost control initiatives in the past have not fully offset lower revenue and gross margins.

Telephone Directory

While the Telephone Directory segment's sales decreased by $16.6 million, or 17%, to $83.3 million in fiscal 2002, its operating profit increased by $4.5 million, or 200%, to $6.7 million. The reduction in sales was primarily due to lower printing and advertising revenue in Uruguay due to the economic instability in neighboring countries, as well as in Uruguay itself, along with decreased toll-free directory advertising revenue in the United States. Despite the reduced sales, decreases in paper prices, production costs and overhead, along with increased productivity and the absence in fiscal 2002 of goodwill amortization of $0.7 million resulted in the higher profitability of the segment.

Telecommunications Services

The Telecommunications Services segment's sales decreased by $140.1 million, or 56%, to $108.9 million in fiscal 2002 and the segment sustained an operating loss of $13.3 million in fiscal 2002, compared to an operating profit of $7.4 million in fiscal 2001. Despite a decrease in overhead of 32% due to the emphasis on overhead reductions, the results of the segment continue to be affected by the decline in spending caused by the depressed conditions within the segment's telecommunications industry customer base. This factor has also increased competition for available work, pressuring pricing and margins. During fiscal 2002, the Company announced the reorganization of the segment's operations and continued its cost control initiatives in an effort to permit the segment to operate profitably at lower revenue levels without impairing its ability to take advantage of opportunities when the telecommunications industry stabilizes and customers' spending increases.

Computer Systems

The Computer Systems segment's sales increased by $7.5 million, or 11%, to $78.8 million in fiscal 2002 while its operating profit decreased by $1.8 million, or 17%, to $8.9 million. The higher operating profit in fiscal 2001 resulted from the beneficial settlement with a vendor. An increase in sales, in fiscal 2002, was reported by all of the segment's divisions, with the sales in the European division increasing by 51% and the IT services sales of the Maintech division increasing by 12%.

Results of Operations—Other

Other items, discussed on a consolidated basis, affecting the results of operations were:

Selling and administrative expenses decreased by $8.6 million, or 10%, to $74.5 million in fiscal year 2002 from fiscal year 2001 as a result of decreased commissions and incentives due to the lower sales, the Company's cost cutting initiatives and reduced financial reporting system expenses in fiscal 2002. Selling and administrative expenses, expressed as a percentage of sales, were 5.1% in fiscal 2002 and 4.4% in fiscal 2001.

Depreciation and amortization decreased by $2.4 million, or 10%, to $22.2 million in fiscal 2002. The decrease was attributable to a $3.0 million reduction in goodwill amortization due to the effect of new rules on accounting for goodwill, which eliminated amortization of goodwill in favor of annual impairment tests which the Company adopted at the beginning of fiscal 2002 (see "Critical Accounting Policies," above). This was partially offset by increased depreciation of fixed assets.

The Company incurred other expense of $3.5 million in fiscal 2002, due to a $2.1 million charge for the early payment of the Company's 7.92% Senior Notes, which was previously presented as an extraordinary item, along with expenses incurred in conjunction with the initial and subsequent transactions under the Company's new Securitization Program and other sundry expenses.

In fiscal 2001, the Company recognized a pre-tax gain of $6.3 million on the sale of securities that had been previously written off in 1997, partially offset by a $0.7 million write-down of an investment in marketable securities, resulting in a net pre-tax gain of $5.6 million. In fiscal 2001, the Company also recognized a pre-tax gain of $4.2 million on the sale of the Company's interest in a real estate partnership.

The foreign exchange loss in fiscal 2002 was $0.5 million compared to $0.2 million in fiscal 2001. The increase was a result of unfavorable currency movements in the Uruguayan and European currency markets. To reduce the potential adverse impact from foreign currency changes on the Company's foreign currency receivables and firm commitments, the Company utilizes foreign currency option and forward contracts, when required, that generally settle on the last weekday of each quarter.

Interest expense decreased by $7.3 million, or 62%, to $4.5 million in fiscal 2002. The decrease was attributable to reduced working capital requirements resulting from the sales decline, as well as from the early repayment on March 5, 2002 of the remaining $30.0 million of 7.92% Senior Notes in contemplation of the lower cost accounts receivable Securitization Program. The Securitization Program, costs of which are reflected in other expense (see above), also eliminated higher cost borrowings under the revolving credit facility. Throughout fiscal 2002, the Company has also benefited from significantly lower market rates for financing, partially offset by an increase in rates in Uruguay.

The Company's tax benefit in 2002 reflected an effective tax rate of 30.9% of its financial reporting pre-tax loss from continuing operations compared to a 2001 tax provision which reflected an effective tax rate of 39.6% of its financial reporting pre-tax income from continuing operations. The low effective tax benefit in fiscal 2002 was primarily due to 2002 foreign losses for which no tax benefit was provided.

The $4.3 million gain, net of taxes, from discontinued operations arose from the Company's sale on November 30, 2001 of Autologic, the Company's 59% owned publicly-held subsidiary, that comprised the Company's Electronic Publication and Typesetting segment, to Agfa Corporation through a tender offer for all of Autologic's outstanding shares and a subsequent merger. The Company received $24.2 million for its shares. The net gain was comprised of a $4.5 million gain on the sale, including a tax benefit of $1.7 million (resulting from a taxable loss versus a gain for financial statement purposes), partially offset by a loss from Autologic's operations through the disposal date of $0.2 million (compared to a loss of $0.8 million in fiscal 2001).

The $31.9 million charge to earnings recorded as a cumulative effect of a change in accounting arose from the required adoption, as of the beginning of fiscal 2002, of SFAS No. 142, "Goodwill and Other Intangible Assets," under which goodwill and other intangibles with indefinite lives are no longer amortized, but instead are subject to annual testing using fair value methodology. The Company engaged independent valuation firms to assist in the determination of the impairment that may have existed in the $39.8 million of goodwill recorded as of the beginning of the fiscal year, November 5, 2001. The valuation firms primarily used comparable multiples of revenue and EBITDA and other valuation methods to assist the Company in the determination of the fair value of the reporting units measured. The result of testing goodwill for impairment was a non-cash charge of $31.9 million. The total remaining goodwill of the Company at November 3, 2002 was $9.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents, including restricted cash held in escrow for ProcureStaff and Viewtech customers of $18.9 million and $11.5 million at November 2, 2003 and November 3, 2002, respectively, increased by $18.4 million to $62.1 million in fiscal 2003. Unrestricted cash and cash equivalents increased to $43.2 million at November 2, 2003 from $32.2 million at November 3, 2002.

The cash provided by operating activities of continuing operations in fiscal 2003 was $36.2 million compared to $108.5 million and $89.3 million in fiscal years 2002 and 2001, respectively.

The cash provided by operating activities in fiscal 2003, exclusive of changes in operating assets and liabilities, was $35.5 million, as the Company's net income of $4.8 million included non-cash charges primarily for depreciation and amortization of $24.3 million and accounts receivable provisions of $6.2 million. In fiscal 2002, operating activities, exclusive of changes in operating assets and liabilities, produced $33.4 million of cash, as the Company's net loss of $32.8 million included non-cash charges of $31.9 million for goodwill impairment, depreciation and amortization of $22.2 million, accounts receivable provisions of $10.2 million, a deferred income tax provision of $3.9 million, and a $2.1 million charge for the early payment of the Company's 7.92% Senior Notes, partially offset by income from discontinued operations of $4.3 million. In fiscal 2001, operating activities, exclusive of changes in operating assets and liabilities, produced $32.9 million of cash, as the Company's net income of $5.8 million included non-cash charges primarily for depreciation and amortization of $24.6 million, accounts receivable provisions of $8.5 million and a deferred income tax provision of $2.6 million, partially offset by gains on securities of $5.6 million and a $4.2 million gain on the sale of a partnership interest.

Changes in operating assets and liabilities in 2003 produced $0.7 million of cash, net, principally due to cash provided by increases in accrued expenses of $14.6 million, proceeds from the Securitization Program of $10.0 million, increases in deferred income and other liabilities of $8.6 million, and an increase in income taxes payable of $4.0 million, partially offset by an increase in the level of accounts receivable of $28.6 million and inventory of $7.7 million. In fiscal 2002, changes in operating assets and liabilities produced $75.1 million of cash, net, principally due to the proceeds received under the then new Securitization Program of $60.0 million, an increase in the level of accounts payable of $40.1 million and a decrease in inventories of $6.5 million, partially offset by a $18.7 million decrease in accrued expenses, an increase in the level of accounts receivable of $8.6 million and a $6.9 million decrease in the net income tax liability. In fiscal 2001, changes in operating assets and liabilities produced $56.4 million of cash, net, principally due to cash provided by decreases in the level of accounts receivable of $61.9 million and inventories of $28.4 million, partially offset by decreases of $29.6 million in accounts payable and $6.7 million in the income tax liability.

The cash used for investing activities in 2003 was $17.4 million, principally due to purchases of property, plant and equipment totaling $18.0 million. In fiscal 2002, the cash provided by investing activities was $13.5 million, primarily due to the proceeds received from the sale of Autologic of $24.2 million and distributions from a joint venture of $3.3 million, partially offset by purchases of plant, property and equipment totaling $14.7 million. In fiscal 2001, the cash used for investing activities was $16.7 million, primarily due to purchases of property, plant and equipment totaling $27.1 million, partially offset by the net cash provided by investment transactions of $5.3 million and $4.0 million proceeds from the sale of a partnership interest.

The cash provided by financing activities in fiscal 2003 of $0.1 million primarily resulted from a $1.5 million increase in bank loans, offset by payments of long-term debt totaling $1.5 million. In 2002, the cash used for financing activities was $95.7 million, primarily resulting from net repayments of bank loans totaling $62.3 million and $33.5 million in payments of long-term debt, including the early payment of the $30.0 million outstanding 7.92% Senior Notes. In fiscal 2001, the cash used for financing activities was $76.0 million, resulting primarily from net repayments of bank loans totaling $77.6 million and a $13.7 million payment of long-term debt, partially offset by the proceeds from new long-term debt of $15.1 million.

Off-Balance Sheet Arrangements

The Company does not have any "off-balance sheet arrangements" (as such term is defined in Item 303 of Regulation S-K).

Commitments

In fiscal 2000, the Company began development of a new web-enabled front-end system designed to improve efficiency and connectivity in the recruiting, assignment, customer maintenance and other functions in the branch offices of the Staffing Services segment. The total costs to develop and install this system are currently anticipated to be approximately $12.0 million (reduced from $16.0 million previously reported due to anticipated cost savings), of which approximately $8.1 million has been incurred and capitalized to date. The Company has no other material capital commitments.

The following table summarizes the Company's contractual cash obligations and other commercial commitments at November 2, 2003:

Contractual Cash Obligations	Payments Due by Period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
			(In thousands)		
Term Loan	$14,469	$ 371	$ 839	$ 987	$12,272
Notes Payable to Banks	4,062	4,062	—	—	—
Total Debt	18,531	4,433	839	987	12,272
Accrued Insurance	4,098		4,098		
Operating Leases (a)	49,356	18,619	21,032	6,704	3,001
Total Contractual Cash Obligations	$71,985	$23,052	$25,969	$7,691	$15,273

(a) See Note P of Notes to Consolidated Financial Statements.

Other Contingent Commitments	Amount Expected by Commitment Expiration Period		
	Total	Less Than 1 Year	1–3 Years
		(In thousands)	
Lines of Credit, available	$ 7,029	$ 7,029	
Revolving Credit Facility, available	40,000	40,000	
Securitization Program, available	30,000		$30,000
Standby Letters of Credit, outstanding	224	224	—
Total Commercial Commitments	$77,253	$47,253	$30,000

The Company believes that its current financial position, working capital, future cash flows, credit lines and accounts receivable Securitization Program are sufficient to fund its presently contemplated operations in fiscal 2004 and satisfy its debt obligations.

Securitization Program

Effective April 15, 2002, the Company entered into a $100.0 million three-year accounts receivable securitization program ("Securitization Program"). Under the Securitization Program, receivables related to the United States operations of the staffing solutions business of the Company and its subsidiaries are sold from time-to-time by the Company to Volt Funding Corp., a wholly owned special purpose subsidiary of the Company ("Volt Funding"). Volt Funding, in turn, sells to Three Rivers Funding Corporation ("TRFCO"), an asset backed commercial paper conduit sponsored by Mellon Bank, N.A., an undivided percentage ownership interest in the pool of receivables Volt Funding acquires from the Company (subject to a maximum purchase by TRFCO in the aggregate of $100.0 million). The Company retains the servicing responsibility for the accounts receivable. On April 15, 2002, TRFCO initially purchased from Volt Funding a participation interest of $50.0 million out of an initial pool of approximately $162.0 million of receivables. Of the $50.0 million cash paid by Volt Funding to the Company, $35.0 million was used to repay the entire outstanding principal balance under the Company's former revolving credit facility. At November 2, 2003, TRFCO had purchased from Volt Funding a participation interest of $70.0 million (increased to $80 million on November 14, 2003 and reduced to $65 million on January 14, 2004) out of a pool of approximately $189.3 million of receivables.

The Securitization Program is not an off-balance sheet arrangement as Volt Funding is a 100% owned consolidated subsidiary of the Company, with accounts receivable only reduced to reflect the fair value of receivables actually sold. The Company entered into this arrangement as it provided a low-cost alternative to other forms of financing.

The Securitization Program is designed to enable receivables sold by the Company to Volt Funding to constitute true sales of those receivables. As a result, the receivables are available to satisfy Volt Funding's own obligations to its own creditors before being available, through the Company's residual equity interest in Volt Funding, to satisfy the Company's creditors (subject also, as described above, to the security interest that the Company has granted in the common stock of Volt Funding in favor of the lenders under the Company's Credit Facility). TRFCO has no recourse to the Company (beyond its interest in the pool of receivables owned by Volt Funding) for any of the sold receivables.

In the event of termination of the Securitization Program, new purchases of a participation interest in receivables by TRFCO would cease and collections reflecting TRFCO's interest would revert to it. The Company believes TRFCO's aggregate collection amounts should not exceed the pro rata interests sold. There are no contingent liabilities or commitments associated with the Securitization Program.

The Company accounts for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." At the time a participation interest in the receivables is sold, the receivable representing that interest is removed from the consolidated balance sheet (no debt is recorded) and the proceeds from the sale are reflected as cash provided by operating activities. Losses and expenses associated with the transactions, primarily related to discounts incurred by TRFCO on the issuance of its commercial paper, are charged to the consolidated statement of operations.

The Securitization Program is subject to termination at TRFCO's option, under certain circumstances, including, among other things, the default rate, as defined, on receivables exceeding a specified threshold, the rate of collections on receivables failing to meet a specified threshold, the Company failing to maintain a long-term debt rating of "B" or better or the equivalent thereof from a nationally recognized rating organization or a default occurring and continuing on indebtedness for borrowed money of at least $5.0 million. The Company's most recent debt rating of its two-year revolving Credit Facility was "BBB-" with a neutral rating outlook. At November 2, 2003, the Company was in compliance with all requirements of its Securitization Program.

The Company has been notified by TRFCO that a request to increase the securitization facility to $150 million in anticipation of increased revenue, as well as an extension of the term, has been approved and will be finalized in the near future.

Credit Lines

At November 2, 2003, the Company had credit lines with domestic and foreign banks that provide for borrowings and letters of credit up to an aggregate of $51.1 million, including a $40.0 million two-year revolving credit facility (the "Credit Facility") in favor of the Company and designated subsidiaries under a secured syndicated revolving credit agreement (the "Credit Agreement").

The Credit Facility of $40.0 million, which is scheduled to expire in April 2004, includes a $15.0 million letter of credit sub-facility. Borrowings by subsidiaries are limited to $25.0 million in the aggregate. The administrative agent arranger for the secured Credit Facility is JP Morgan Chase Bank. The other banks participating in the Credit Facility are Mellon Bank, NA, Wells Fargo, NA and Lloyds TSB Bank, PLC. Borrowings and letters of credit under the Credit Facility are limited to a specified borrowing base, which is based upon the level of specified receivables, generally at the end of the fiscal month preceding a borrowing. At November 2, 2003, the borrowing base was approximately $40.0 million. Borrowings under the Credit Facility are to bear interest at various options selected by the Company at the time of each borrowing, certain of which rate options are based on a leverage ratio, as defined, as is the facility fee. Additionally, interest and the facility fees can be increased or decreased upon a change in the Company's debt rating provided by a nationally recognized rating agency. Based upon the Company's leverage ratio and debt rating at November 2, 2003, if a three-month LIBO rate was the interest rate option selected by the Company, borrowings would have borne interest at the rate of 3.0% per annum. At November 2, 2003, the facility fee was 0.4% per annum. The Company has not borrowed, and no letters of credit have been issued, under the Credit Facility since its inception in April 2002.

The Credit Agreement provides for the maintenance of various financial ratios and covenants, including, among other things, a requirement that the Company maintain a consolidated tangible net worth, as defined, of $220.0 million (the Company's consolidated tangible net worth, as defined, as of November 2, 2003 was $234.3 million); a limitation on cash dividends and capital stock repurchases and redemptions by the Company in any one fiscal year to 25% of consolidated net income, as defined, for the prior fiscal year; and a requirement that the Company maintain a ratio of EBIT, as defined, to interest expense, as defined, of 1.25 to 1.0 for the twelve months ending as of the last day of each fiscal quarter. The Credit Agreement also imposes limitations on, among other things, the incurrence of additional indebtedness, the incurrence of additional liens, sales of assets, the level of annual capital expenditures and the amount of investments, including business acquisitions and investments in joint ventures, and loans that may be made by the Company and its subsidiaries. At November 2, 2003, the Company was in compliance with all covenants in the Credit Agreement and believes it will be in compliance throughout its remaining term.

The Company is liable on all loans made to it and all letters of credit issued at its request, and is jointly and severally liable as to loans made to subsidiary borrowers. However, unless also a guarantor of loans, a subsidiary borrower is not liable with respect to loans made to the Company or letters of credit issued at the request of the Company, or with regard to loans made to any other subsidiary borrower. Six subsidiaries of the Company are guarantors of all loans made to the Company or to subsidiary borrowers under the Credit Facility. At November 2, 2003, four of those guarantors have pledged approximately $52.4 million of accounts receivable, other than those in the Securitization Program (discussed below), as collateral security for their guarantee obligations. Under certain circumstances, other subsidiaries of the Company also may be required to become guarantors under the Credit Facility. The Company has pledged all of the stock of its Volt Funding Corp. subsidiary (discussed above) as collateral security for its own obligations under the Credit Facility.

The Company has requested, and expects to obtain, from the participating banks an extension of the term of the Credit Facility beyond April 2004, but at a reduced amount in conjunction with our increase in the Securitization Program (discussed above). The Company's intention is to use the facility for short-term borrowings and to hedge foreign currency exposures in place of currency options and exchange contracts, when borrowing in the foreign currency provides a low-cost alternative.

SUMMARY

The Company believes that its current financial position, working capital, future cash flows from operations, credit lines and accounts receivable Securitization Program will be sufficient to fund its presently contemplated operations and satisfy its debt obligations in fiscal 2004.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The provisions of SFAS No. 145 that amend SFAS No. 13 were adopted by the Company in its consolidated financial statements for the first quarter of fiscal 2003. The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated financial position or results of operations, but required a reclassification of the extraordinary item arising from the March 2002 early payment of the Company's 7.92% Senior Notes to Other Expense in the second quarter of fiscal 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies Emerging Issues Task Force No. 94-3. The Company's adoption of SFAS No. 146 at the beginning of fiscal 2003 did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment to FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide new guidance concerning the transition when a company changes from the intrinsic value method to the fair value method of accounting for employee stock-based compensation cost. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding such cost in annual financial statements and condensed interim financial statements. As required, certain provisions of SFAS No. 148 were adopted by the Company in the condensed consolidated financial statements for the second quarter of fiscal 2003. The Company's adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" to provide new guidance with respect to the consolidation of all previously unconsolidated entities, including special purpose entities. The Company has no unconsolidated subsidiaries; however, the Company continues to evaluate the impact of the adoption of the interpretation on the Company's consolidated financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," to amend and clarify financial accounting and improve reporting for derivative instruments and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," to provide new guidance with respect to how an issuer classifies and measures these items in its financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company's adoption of SFAS No. 150 in the fourth quarter did not have an impact on the Company's consolidated financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The Company's earnings, cash flows and financial position are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. The Company has cash and cash equivalents on which interest income is earned at variable rates. The Company also has credit lines with various domestic and foreign banks, which provide for borrowings and letters of credit, as well as a $100 million accounts receivable securitization program to provide the Company with additional liquidity to meet its short-term financing needs.

The interest rates on these borrowings and financing are variable and, therefore, interest and other expense and interest income are affected by the general level of U.S. and foreign interest rates. Based upon the current levels of cash invested, notes payable to banks and utilization of the securitization program, on a short-term basis, as noted below in the tables, a hypothetical 100-basis-point (1%) increase or decrease in interest rates would increase or decrease its annual net interest income/expense and securitization costs by $120,000 and $240,000, respectively.

The Company has a term loan, as noted in the table below, which consists of borrowings at fixed interest rates, and the Company's interest expense related to these borrowings is not affected by changes in interest rates in the near term. The fair value of the fixed rate term loan was approximately $15.0 million at November 2, 2003. This fair value was calculated by applying the appropriate fiscal year-end interest rate supplied by the lender to the Company's present stream of loan payments.

The Company holds short-term investments in mutual funds for the Company's deferred compensation plan. At November 2, 2003, the total market value of these investments was $4.1 million, all of which are being held for the benefit of participants in a non-qualified deferred compensation plan with no risk to the Company.

The Company has a number of overseas subsidiaries and is, therefore, subject to exposure from the risk of currency fluctuations as the value of foreign currencies fluctuate against the dollar, which may impact reported earnings. As of November 2, 2003, the total of the Company's net investment in foreign operations was $13.3 million. The Company attempts to reduce these risks by utilizing foreign currency option and exchange contracts, as well as borrowing in foreign currencies, to hedge the adverse impact on foreign currency net assets when the dollar strengthens against the related foreign currency. As of November 2, 2003, the total of the Company's foreign exchange options was $10.0 million, leaving a balance of net foreign assets exposed of $3.3 million. The amount of risk and the use of foreign exchange instruments described above are not material to the Company's financial position or results of operations and the Company does not use these instruments for trading or other speculative purposes. Based upon the current levels of net foreign assets, a hypothetical weakening or strengthening of the U.S. dollar against these currencies at November 2, 2003 by 10% would result in a pre-tax gain or loss of $1.3 million and $0.3 million, respectively, related to these positions.

The tables below provide information about the Company's financial instruments that are sensitive to either interest rates or exchange rates at November 2, 2003. For cash and debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign exchange agreements, the table presents the currencies, notional amounts and weighted average exchange rates by contractual maturity dates. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency.

Interest Rate Market Risk	Payments Due by Period as of November 2, 2003				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
	(Dollars in thousands of U.S. $)				
CASH AND CASH EQUIVALENTS					
Money Market and Cash Accounts	$62,057	$62,057			
Weighted Average Interest Rate	0.8%	0.8%			
Total Cash & Cash Equivalents	$62,057	$62,057			
SECURITIZATION PROGRAM					
Accounts Receivable Securitization	$70,000	$70,000			
Finance Rate	2.6%	2.6%			
Securitization Program	$70,000	$70,000			

Interest Rate Market Risk	Payments Due by Period as of November 2, 2003				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
	(Dollars in thousands of U.S. $)				
DEBT					
Term Loan (1)	$14,469	$ 371	$839	$988	$12,271
Interest Rate	8.2%	8.2%	8.2%	8.2%	8.2%
Notes Payable to Banks	$ 4,062	$ 4,062			
Weighted Average Interest Rate	9.9%	9.9%	—	—	—
Total Debt	$18,531	$ 4,433	$839	$988	$12,271

Foreign Exchange Market Risk			
	Contract Values		
	Total	Less Than 1 Year	Fair Value Option Premium (1)
	(Dollars in thousands of U.S. $)		
OPTION CONTRACTS			
British Pound Sterling to U.S. $	$6,731	$6,731	$115
Contractual Exchange Rate	1.68	1.68	
Euro to British Pounds Sterling	$1,161	$1,161	$ 19
Contractual Exchange Rate	0.69	0.69	
Canadian $ to U.S. $	$2,067	$2,067	$ 29
Contractual Exchange Rate	1.45	1.45	
Total Option Contracts	$9,959	$9,959	$163

(1) Represents the cost of the options purchased on October 31, 2003.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ERNST & YOUNG LLP
5 Times Square
New York, New York 10036
Phone #: 212-773-3000

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Volt Information Sciences, Inc.

We have audited the accompanying consolidated balance sheets of Volt Information Sciences, Inc. and subsidiaries as of November 2, 2003 and November 3, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 2, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Volt Information Sciences, Inc. and subsidiaries at November 2, 2003 and November 3, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 2, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note H to the consolidated financial statements, Volt Information Sciences, Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," at the beginning of fiscal 2002.


Ernst + Young LLP

Ernst & Young LLP
December 22, 2003

CONSOLIDATED BALANCE SHEETS

	November 2, 2003	November 3, 2002
ASSETS	*(Dollars in thousands)*	
CURRENT ASSETS		
Cash and cash equivalents including restricted cash of $18,870 (2003) and $11,458 (2002)—Notes A and O	$ 62,057	$ 43,620
Short-term investments—Notes A and C	4,149	3,754
Trade accounts receivable less allowances of $10,498 (2003) and $10,994 (2002)—Notes A, B, F and Schedule II	313,946	300,670
Inventories—Notes A and D	37,357	29,690
Recoverable income taxes—Notes A and G	2,596	6,552
Deferred income taxes—Notes A and G and Schedule II	8,722	8,343
Prepaid expenses and other assets	16,132	15,212
TOTAL CURRENT ASSETS	444,959	407,841
Investment in securities—Notes A and C and Schedule II	193	52
Property, plant and equipment—net—Notes A, F and L	82,452	89,294
Deposits and other assets	2,107	3,328
Intangible assets—net of accumulated amortization of $1,349 (2003) and $1,258 (2002)—Notes A and H	8,982	9,075
TOTAL ASSETS	$538,693	$509,590
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable to banks—Notes E and F	$ 4,062	$ 2,424
Current portion of long-term debt—Note F	371	1,524
Accounts payable—Note O	153,979	154,054
Accrued wages and commissions—Note N	45,834	39,529
Accrued taxes other than income taxes	16,741	18,525
Other accruals	14,673	8,276
Deferred income and other liabilities	27,665	19,009
TOTAL CURRENT LIABILITIES	263,325	243,341
Accrued insurance—Note A	4,098	
Long-term debt—Note F	14,098	14,469
Deferred income taxes—Notes A and G	15,252	14,743
STOCKHOLDERS' EQUITY—Notes A, B, C, E, F, G, K, M and O and Schedule II		
Preferred stock, par value $1.00; Authorized—500,000 shares; issued—none		
Common stock, par value $.10; Authorized—30,000,000 shares; issued—15,220,415 shares (2003) and 15,217,415 shares (2002)	1,522	1,522
Paid-in capital	41,091	41,036
Retained earnings	199,723	194,962
Accumulated other comprehensive loss	(416)	(483)
TOTAL STOCKHOLDERS' EQUITY	241,920	237,037
COMMITMENTS—Note P		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$538,693	$509,590

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	November 2, 2003	November 3, 2002 (1,2)	November 4, 2001 (1)
	(In thousands, except per share data)		
NET SALES	$1,609,857	$1,467,786	$1,898,681
COSTS AND EXPENSES:			
Cost of sales	1,502,148	1,370,976	1,778,491
Selling and administrative	71,607	74,514	83,136
Depreciation and amortization	24,331	22,166	24,582
	1,598,086	1,467,656	1,886,209
OPERATING PROFIT	11,771	130	12,472
OTHER INCOME (EXPENSE):			
Interest income	708	851	877
Other expense—net—Notes B and J	(2,661)	(3,462)	(18)
Gain on securities—net—Note C			5,552
Gain on sale of partnership interest—Note J			4,173
Foreign exchange gain (loss)—net	299	(477)	(158)
Interest expense	(2,070)	(4,549)	(11,880)
Income (loss) from continuing operations before income taxes	8,047	(7,507)	11,018
Income tax (provision) benefit—Notes A and G	(3,286)	2,320	(4,360)
Income (loss) from continuing operations before items shown below	4,761	(5,187)	6,658
Discontinued operations, net of taxes—Note J		4,310	(814)
Cumulative effect of a change in accounting—Note H Goodwill impairment		(31,927)	
NET INCOME (LOSS)	$ 4,761	$ (32,804)	$ 5,844
	Per Share Data		
Basic and Diluted:			
Income (loss) from continuing operations before items shown below	$ 0.31	$ (0.34)	$ 0.44
Discontinued operations		0.28	(0.06)
Cumulative effect of a change in accounting		(2.10)	
Net income (loss)	$ 0.31	$ (2.16)	$ 0.38
Weighted average number of shares—basic—Notes A and I	15,218	15,217	15,212
Weighted average number of shares—diluted—Notes A and I	15,225	15,217	15,244

Note 1—As previously announced, the Company has changed the method of reporting revenues of its Professional Employer Organization ("PEO") subsidiary, Shaw & Shaw, from gross billing to a net revenue basis in fiscal year 2003. Accordingly, reported PEO revenues and related cost of sales for fiscal years 2002 and 2001 have been reduced by $20.1 million and $33.6 million, respectively, with no effect on operating profit or the net results to the Company.

Note 2—Pursuant to the Company's previously announced adoption of SFAS No.145, results for fiscal year 2002 have been restated to give effect to the reclassification of a charge of $2.1 million arising from March 2002 early payment of the Company's 7.92% Senior Notes to Other Expense, previously presented as an extraordinary item.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock $.10 Par Value				Accumulated Other Comprehensive (Loss) Income		
	Shares	Amount	Paid-In Capital	Retained Earnings	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) On Marketable Securities	Comprehensive Income (Loss)
			(Dollars in thousands)				
Balance at November 3, 2000	15,208,015	$1,521	$40,862	$221,922	$(550)	$(400)	
Stock options exercised, net of tax benefit of $3	7,650	1	140				
Unrealized foreign currency translation adjustment—net of taxes of $36					82		$ 82
Unrealized loss on marketable securities—net of taxes of $24						(38)	(38)
Reclassification adjustment for loss included in net income—net of taxes of $282						428	428
Net income for the year				5,844			5,844
Balance at November 4, 2001	15,215,665	1,522	41,002	227,766	(468)	(10)	$ 6,316
Stock options exercised, net of tax benefit of $3	1,750		34				
Unrealized foreign currency translation adjustment—net of tax benefit of $10					(22)		$ (22)
Unrealized gain on marketable securities—net of taxes of $11						17	17
Net loss for the year				(32,804)			(32,804)
Balance at November 3, 2002	15,217,415	1,522	41,036	194,962	(490)	7	$(32,809)
Stock options exercised, net of a diminutive tax benefit	3,000		55				
Unrealized foreign currency translation adjustment—net of tax benefit of $8					(18)		$ (18)
Unrealized gain on marketable securities—net of taxes of $56						85	85
Net income for the year				4,761			4,761
Balance at November 2, 2003	15,220,415	$1,522	$41,091	$199,723	$(508)	$ 92	$ 4,828

There were no shares of preferred stock issued or outstanding in any of the reported periods.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	November 2, 2003	November 3, 2002	November 4, 2001
		(In thousands)	
CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES			
Net income (loss)	$ 4,761	$(32,804)	$5,844
Adjustments to reconcile net income (loss) to cash provided by operating activities			
Discontinued operations		(4,310)	814
Loss on early payment of debt		2,093	
Cumulative effect of a change in accounting—goodwill impairment		31,927	
Depreciation and amortization	24,331	22,166	24,582
Equity in net (income) loss of joint ventures		(25)	49
Gain on sale of partnership interest			(4,173)
Gain on securities—net			(5,552)
Accounts receivable provisions	6,227	10,188	8,462
(Gain) loss on foreign currency translation	(10)	231	64
Loss on dispositions of property, plant and equipment	151	100	118
Deferred income tax expense	82	3,898	2,620
Other		(98)	100
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(28,612)	(8,641)	61,878
Proceeds from securitization program	10,000	60,000	
(Increase) decrease in inventories	(7,667)	6,496	28,399
(Increase) decrease in prepaid expenses and other assets	(27)	(1,137)	3,229
Decrease in deposits and other assets	687	1,318	2,153
(Decrease) increase in accounts payable	(864)	40,076	(29,603)
Increase (decrease) in accrued expenses	14,599	(18,655)	449
Increase (decrease) in deferred income and other liabilities	8,560	2,505	(3,520)
Increase (decrease) in recoverable income taxes	3,957	(6,866)	(6,655)
NET CASH PROVIDED BY OPERATING ACTIVITIES	36,175	108,462	89,258

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS *(Continued)*

	Year Ended		
	November 2, 2003	November 3, 2002	November 4, 2001
		(In thousands)	
CASH PROVIDED BY (APPLIED TO) INVESTING ACTIVITIES			
Sales of investments	870	840	7,326
Purchases of investments	(833)	(1,089)	(2,001)
Distributions from joint ventures	49	3,271	
Acquisitions			(76)
Net proceeds from sale of partnership interest			4,017
Proceeds from disposals of property, plant and equipment	469	633	1,174
Purchases of property, plant and equipment	(17,990)	(14,692)	(27,112)
Proceeds from sale of subsidiary		24,233	
Other		317	(5)
NET CASH (APPLIED TO) PROVIDED BY INVESTING ACTIVITIES	(17,435)	13,513	(16,677)
CASH (APPLIED TO) PROVIDED BY FINANCING ACTIVITIES			
Proceeds from long-term debt			15,100
Payment of long-term debt	(1,524)	(33,476)	(13,674)
Exercises of stock options	55	34	141
Increase (decrease) in notes payable-bank	1,523	(62,306)	(77,568)
NET CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES	54	(95,748)	(76,001)
Effect of exchange rate changes on cash	(357)	(1,081)	(304)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	18,437	25,146	(3,724)
Net decrease in cash and cash equivalents from discontinued operations			(11,901)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,437	25,146	(15,625)
Cash and cash equivalents, including restricted cash, beginning of year	43,620	18,474	34,099
CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH, END OF YEAR	$ 62,057	$43,620	$ 18,474
SUPPLEMENTAL INFORMATION			
Cash paid during the year:			
Interest expense	$ 2,131	$ 5,357	$ 12,624
Income taxes	$ 2,360	$ 3,200	$ 8,012

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—Summary of Significant Accounting Policies

Business: The Company operates in two major businesses, Staffing Services and Telecommunications and Information Solutions, consisting of four operating segments: Staffing Services; Telephone Directory; Telecommunications Services and Computer Systems.

Fiscal Year: The Company's fiscal year ends on the Sunday nearest October 31. The 2001 through 2003 fiscal years consisted of 52 weeks.

Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated upon consolidation. The Company accounts for the securitization of accounts receivables in accordance with Financial Accounting Standards Board ("FASB") Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (see Note B). In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Entities" to provide new guidance with respect to the consolidation of all previously unconsolidated entities, including special purpose entities. The Company has no unconsolidated subsidiaries, however, the Company will continue to evaluate the impact of the adoption of the interpretation on the Company's consolidated financial position and results of operations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation: The Company has elected to follow APB Opinion 25, "Accounting for Stock Issued to Employees," to account for its stock options under which no compensation cost is recognized because the option exercise price is equal to at least the market price of the underlying stock on the date of grant. Had compensation cost for these plans been determined at the grant dates for awards under the alternative accounting method provided for in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment for FASB Statement No. 123," net income and earnings per share, on a pro forma basis, would have been:

	2003	2002	2001
Net income (loss) as reported	$4,671	$(32,804)	$5,844
Pro forma compensation expense, net of taxes	(67)	(309)	(501)
Pro forma net income (loss) (in thousands)	$4,604	$(33,113)	$5,343
Net income (loss) as reported per share—basic and diluted	$ 0.31	$ (2.16)	$ 0.38
Pro forma compensation expense, net of taxes per share—basic and diluted	(0.01)	(0.02)	(0.03)
Pro forma net income (loss) per share—basic and diluted	$ 0.30	$ (2.18)	$ 0.35

The fair value of each option grant is estimated using the Multiple Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in fiscal 2003, 2002 and 2001, respectively: risk-free interest rates of 2.0%, 2.7% and 5.0%, respectively; expected volatility of .50, .52 and .65, respectively; an expected life of the options of five years; and no dividends. The weighted average fair value of stock options granted during fiscal years 2003, 2002 and 2001 were $6.59, $10.59 and $13.00, respectively.

Revenue Recognition: The Company derives its revenues from several sources. The revenue recognition methods, which are consistent with those prescribed in Staff Accounting Bulletin 101 ("SAB 101"), entitled "Revenue Recognition in Financial Statements," are described below in more detail for the significant types of revenue within each of its segments.

Staffing Services:

Traditional Staffing: In fiscal 2003, this revenue comprised approximately 74% of consolidated sales. Sales are derived from the Company's Staffing Solutions Group supplying its own temporary personnel to its customers, for which the Company assumes the risk of acceptability of its employees to its customers, and has credit risk for collecting its billings after it has paid its employees. The Company reflects revenues for these services on a gross basis in the period the services are rendered.

Managed Services: In fiscal 2003, this revenue comprised approximately 5% of consolidated sales. Sales are generated by the Company's E-Procurement Solutions' subsidiary, ProcureStaff, and for certain contracts, sales are generated by the Company's Staffing Solutions Group's managed services operations. The Company receives an administrative fee for arranging for, billing for and collecting the billings related to other staffing companies ("associate vendors") who have supplied personnel to the Company's customers. The administrative fee is either charged to the customer or subtracted from the Company payment to the associate vendor. The customer is typically responsible for assessing the work of the associate vendor, who has responsibility for the acceptability of their personnel to the customer, and in most instances the customer and associate vendor have agreed to the Company not paying the associate vendor until the customer pays the Company. Based upon the revenue recognition principles prescribed in Emerging Issues Task Force 99-19 ("EITF 99-19"), entitled "Reporting Revenue Gross as a Principal versus Net as an Agent," revenue for these services, where the customer has agreed, is recognized net of associated costs in the period the services are rendered.

Outsourced Projects: In fiscal 2003, this revenue comprised approximately 4% of consolidated sales. Sales are derived from the Company's Information Technology Solutions' operation providing outsource services for a customer in the form of project work, for which the Company is responsible for deliverables. The Company's employees perform the services and the Company has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period the services are rendered, and when the Company is responsible for project completion, revenue is recognized when the project is complete and the customer has approved the work.

Shaw & Shaw: In fiscal 2003, this revenue comprised less than 1% of consolidated sales, due to the Company's reporting of these revenues on a net basis. Sales are generated by the Company's Shaw & Shaw subsidiary, for which the Company provides professional employer organizational services ("PEO") to certain customers. Generally, the customers transfer their entire workforce or employees of specific departments or divisions to the Company, but the customers maintain control over the day-to-day job duties of the employees. Based upon the revenue recognition principles prescribed in EITF 99-19, effective with the Company's second fiscal quarter of 2003, the Company has changed its method of reporting revenue from these services from a gross basis to a net basis. The change in reporting, which is reflected in all current and prior periods, resulted in a reduction in both reported PEO revenues and related costs of sales, with no effect on the Company's operating results.

Telephone Directory:

Directory Publishing: In fiscal 2003, this revenue comprised approximately 3% of consolidated sales. Sales are derived from the Company's sales of telephone directory advertising for books it publishes as an independent publisher or for a telephone company in Uruguay. The Company's employees perform the services and the Company has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period the books are printed and delivered.

Ad Production: In fiscal 2003, this revenue comprised approximately 1% of consolidated sales. Sales are generated when the Company performs design and production services, and database management for other publishers' telephone directories. The Company's employees perform the services and the Company has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period the Company has completed its ad production work and upon customer acceptance.

Telecommunications Services:

Construction: In fiscal 2003, this revenue comprised approximately 3% of consolidated sales. Sales are derived from the Company supplying aerial and underground construction services related to telecommunications and cable operations. The Company's employees perform the services, and the Company takes title to all inventory, and has credit risk for collecting its billings. The Company relies upon the principles in Statement of Position 81-1 ("SOP 81-1"), entitled "Accounting for Performance of Construction-Type Contracts," using the completed-contract method, to recognize revenue on a gross basis upon customer acceptance of the project.

Non-Construction: In fiscal 2003, this revenue comprised approximately 4% of consolidated sales. Sales are derived from the Company performing design, engineering and business systems integrations work. The Company's employees perform the services and the Company has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period in which services are performed, and if applicable, any completed units are delivered and accepted by the customer.

NOTE A—Summary of Significant Accounting Policies *(Continued)*

Computer Systems:

Database Access: In fiscal 2003, this revenue comprised approximately 3% of consolidated sales. Sales are derived from the Company granting access to its proprietary telephone listing databases to telephone companies, inter-exchange carriers and non-telco enterprise customers. The Company uses its own databases and has credit risk for collecting its billings. The Company recognizes revenue on a gross basis in the period in which the customers access the Company's databases.

IT Maintenance: In fiscal 2003, this revenue comprised approximately 2% of consolidated sales. Sales are derived from the Company providing hardware maintenance services to the general business community, including customers who have our systems. The Company uses its own employees and inventory in the performance of the services, and has credit risk for collecting its billings. Revenue for these services is recognized on a gross basis in the period in which the services are performed, contingent upon customer acceptance.

Telephone Systems: In fiscal 2003, this revenue comprised approximately 1% of consolidated sales. Sales are derived from the Company providing telephone operator services-related systems and enhancements to existing systems, equipment and software to customers. The Company uses its own employees and has credit risk for collecting its billings. The Company relies upon the principles in Statement of Position 97-2 ("SOP 97-2"), entitled "Software Revenue Recognition" and Emerging Issues Task Force 00-21 ("EITF 00-21"), entitled "Revenue Arrangements with Multiple Deliverables" to recognize revenue on a gross basis upon customer acceptance of each part of the system based upon its fair value.

The Company records provisions for estimated losses on contracts when losses become evident. Accumulated unbilled costs on contracts are carried in inventory at the lower of actual cost or estimated realizable value.

Cash Equivalents: Cash equivalents consist of investments in short-term, highly liquid securities having an initial maturity of three months or less.

Investments: The Company determines the appropriate classification of marketable equity and debt securities at the time of purchase and re-evaluates its designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Losses considered to be other than temporary are charged to earnings.

Inventories: Accumulated unbilled costs on contracts related to performing services are carried at the lower of actual cost or realizable value (see Note D).

Long-Lived and Intangible Assets: The Company, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for Impairment on Disposal of Long-lived Assets," reviews for impairment long-lived assets and certain identifiable intangibles annually in the Company's second fiscal quarter and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable (see Note H).

Property, Plant and Equipment: Depreciation and amortization are provided on the straight-line and accelerated methods at rates calculated to write off the cost of the assets over their estimated useful lives. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts less proceeds from disposal, are included in income. Maintenance and repairs are expensed as incurred. The assets are depreciated over the following periods:

Buildings	25 to 31½ years
Machinery and equipment	3 to 15 years
Leasehold improvements	length of lease or life of the asset, whichever is shorter
Enterprise Resource Planning system	5 to 7 years

Property, plant and equipment consisted of:

	November 2, 2003	November 3, 2002
	(In thousands)	
Land and buildings	$ 33,847	$ 33,797
Machinery and equipment	114,167	102,301
Leasehold improvements	10,818	9,049
Enterprise Resource Planning system	33,371	31,916
	192,203	177,063
Less allowances for depreciation and amortization	109,751	87,769
	$ 82,452	$ 89,294

A term loan is secured by a deed of trust on land and buildings with a carrying amount at November 2, 2003 of $11.0 million (see Note F).

Primary Insurance Casualty Program: The Company is insured with a highly rated insurance company under a program that provides primary workers' compensation, employer's liability, general liability and automobile liability insurance under a loss sensitive program. In certain mandated states, the Company purchases workers' compensation insurance through participation in state funds. The experience-rated premiums in these state plans relieve the Company of additional liability. Initial premium accruals are established based upon the underlying exposure, such as the amount and type of labor utilized, number of vehicles, etc. The Company establishes accruals utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims, including an allowance for incurred-but-not-reported claims. This process also includes establishing loss development factors, based on the historical claims experience of the Company and the industry, and applying those factors to current claims information to derive an estimate of the Company's ultimate premium liability. In preparing the estimates, the Company also considers the nature and severity of the claims, analyses provided by third party actuaries, as well as current legal, economic and regulatory factors. The insurance policies have various premium rating plans that establish the ultimate premium to be paid. Prior to March 31, 2002, the amount of the additional or return premium was finalized. Subsequent thereto, adjustments to premium will be made based upon the level of claims incurred at a future date up to three years after the end of the respective policy period. For the policy year ended March 31, 2003, a maximum premium has been predetermined. At November 2, 2003, the Company's liability for the plan year ended March 31, 2003 was $4.3 million $(4.1 million is due in 2006) and the Company's prepayment for the plan year ending March 31, 2004 was $2.5 million.

Reclassification: Certain amounts in fiscal years 2002 and 2001 have been reclassified to conform to the 2003 presentation. Pursuant to Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 145, results for the fiscal year 2002 have been restated to give effect to the reclassification of a charge of $2.1 million $(1.3 million, net of taxes) arising from the March 2002 early payment of the Company's 7.92% Senior Notes to Other Expense, previously presented as an extraordinary item. In addition, as previously reported, the Company has changed the method of reporting the revenues of its Professional Employer Organization ("PEO") subsidiary from gross billing to a net revenue basis. Accordingly, reported PEO revenues and related cost of sales for fiscal years 2002 and 2001 have been reduced by $20.1 million and $33.6 million, respectively, with no effect on operating profit or the net results of the Company.

Capitalized Software: The Company's software technology personnel are involved in the development and acquisition of internal-use software to be used in its Enterprise Resource Planning system and software used in its operating segments, some of which are customer accessible. The Company accounts for the capitalization of software in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Subsequent to the preliminary project planning and approval stage, all appropriate costs are capitalized until the point at which the software is ready for its intended use. Subsequent to the software being placed in operation, the capitalized costs are transferred from costs-in-process to completed property, plant and equipment, and are accounted for as such. All post-implementation costs, such as maintenance, training and minor upgrades that do not result in additional functionality, are expensed as incurred.

Income Taxes: Income taxes are provided using the liability method (see Note G).

Foreign Exchange Contracts: Gains and losses on foreign currency option and forward contracts designated as hedges of existing assets and liabilities and of identifiable firm commitments are deferred and included in the measurement of the related foreign currency transaction (see Note O).

NOTE A—Summary of Significant Accounting Policies *(Continued)*

Translation of Foreign Currencies: The U.S. dollar is the Company's functional currency throughout the world, except certain European subsidiaries. Where the U.S. dollar is used as the functional currency, foreign currency gains and losses are included in operations. The translation adjustments recorded as a separate component of stockholders' equity result from changes in exchange rates affecting the reported assets and liabilities of the European subsidiaries whose functional currency is not the U.S. dollar.

Earnings Per Share: Basic earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. The diluted earnings per share computation includes the effect, if any, of shares that would be issuable upon the exercise of outstanding stock options, reduced by the number of shares which are assumed to be purchased by the Company from the resulting proceeds at the average market price during the period (see Note I).

Comprehensive Income: Comprehensive income is the net income of the Company combined with other changes in stockholders' equity not involving ownership interest changes. For the Company, such other changes include foreign currency translation and mark-to-market adjustments related to held-for-sale securities.

Derivatives and Hedging Activities: The Company enters into derivative financial instrument contracts only for hedging purposes and accounts for them in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." (see Note O).

New Accounting Pronouncements: In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," to provide new guidance with respect to how an issuer classifies and measures these items in its financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company's adoption of SFAS No. 150 in the fourth quarter did not have an impact on the Company's consolidated financial position or results of operations.

NOTE B—Securitization Program

Effective April 15, 2002, the Company entered into a $100.0 million, three-year accounts receivable securitization program (the "Securitization Program"). Under the Securitization Program, receivables related to the United States operations of the staffing solutions business of the Company and its subsidiaries are sold from time-to-time by the Company to Volt Funding Corp., a wholly owned special purpose subsidiary of the Company ("Volt Funding"). Volt Funding, in turn, sells to Three Rivers Funding Corporation ("TRFCO"), an asset backed commercial paper conduit sponsored by Mellon Bank, N.A. and unaffiliated with the Company, an undivided percentage ownership interest in the pool of receivables Volt Funding acquires from the Company (subject to a maximum purchase by TRFCO in the aggregate of $100.0 million). The Company retains the servicing responsibility for the accounts receivable. At November 2, 2003, TRFCO had purchased from Volt Funding a participation interest of $70.0 million out of a pool of approximately $189.3 million of receivables.

The Securitization Program is not an off-balance sheet arrangement as Volt Funding is a 100% owned consolidated subsidiary of the Company. Accounts receivable are only reduced to reflect the fair value of receivables actually sold. The Company entered into this arrangement as it provided a low-cost alternative to other financing.

The Securitization Program is designed to enable receivables sold by the Company to Volt Funding to constitute true sales of those receivables. As a result, the receivables are available to satisfy Volt Funding's own obligations to its own creditors before being available, through the Company's residual equity interest in Volt Funding, to satisfy the Company's creditors (subject also, as described in Note F, to the security interest that the Company has granted in the common stock of Volt Funding in favor of the lenders under the Company's new Credit Facility). TRFCO has no recourse to the Company (beyond its interest in the pool of receivables owned by Volt Funding) for any of the sold receivables.

In the event of termination of the Securitization Program, new purchases in a participation interest in receivables by TRFCO would cease and collections reflecting TRFCO's interest would revert to TRFCO. The Company believes TRFCO's aggregate collection amounts should not exceed the pro rata interests sold. There are no contingent liabilities or commitments associated with the Securitization Program.

The Company accounts for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." At the time a participation interest in the receivables is sold, the receivable representing that interest is removed from the consolidated balance sheet (no debt is recorded) and the proceeds from the sale are reflected as cash provided by operating activities. Losses and expenses associated with the transactions, primarily related to discounts incurred by TRFCO on the issuance of its commercial paper, are charged to the Company's consolidated statement of operations.

The Company incurred charges, in connection with the sale of receivables under the Securitization Program, of $1.6 million in the fiscal year ended November 2, 2003 compared to $0.9 million in the fiscal year ended November 3, 2002, which are included in Other Expense on the consolidated statement of operations. The equivalent cost of funds in the Securitization Program was 2.6% and 2.5% per annum in the fiscal years 2003 and 2002, respectively. The Company's carrying retained interest in the receivables approximated fair value due to the relatively short-term nature of the receivable collection period. In addition, the Company performed a sensitivity analysis, changing various key assumptions, which also indicated the retained interest in receivables approximated fair value.

At November 2, 2003 and November 3, 2002, the Company's carrying retained interest, in a revolving pool of receivables of approximately $189.3 million and $168.2 million, respectively, net of a service fee liability, was approximately $119.0 million and $108.1 million, respectively. The outstanding balance of the undivided interest sold to TRFCO was $70.0 million and $60.0 million at November 2, 2003 and November 3, 2002, respectively. Accordingly, the trade accounts receivable included on the November 2, 2003 and November 3, 2002 balance sheet, has been reduced to reflect the $70.0 million and $60.0 million, respectively, participation interest sold.

The Securitization Program is subject to termination at TRFCO's option, under certain circumstances, including the default rate, as defined, on receivables exceeding a specified threshold, the rate of collections on receivables failing to meet a specified threshold or the Company failing to maintain a long-term debt rating of "B" or better or the equivalent thereof from a nationally recognized rating organization. The Company's most recent long-term debt rating was "BBB-" with a neutral rating outlook.

NOTE C—Short-Term Investments and Investments in Securities

At November 2, 2003, and November 3, 2002, short-term investments consisted of $4.1 million and $3.8 million, respectively, invested in mutual funds for the Company's deferred compensation plan (see Note N).

At November 2, 2003 and November 3, 2002, the Company had an available-for-sale investment in equity securities of $193,000 and $52,000, respectively. The gross unrealized gains of $153,500 and $12,000 at November 2, 2003 and November 3, 2002, respectively, were included as a component of accumulated other comprehensive (loss) income.

During fiscal 2001, the Company sold an investment in equity securities, previously written off in 1997, resulting in a pre-tax gain of $6.3 million and wrote down a non-current investment in marketable securities resulting in a charge to earnings and an adjustment to other comprehensive income of $0.7 million $(0.4 million, net of taxes) as the decline in market value was considered other than temporary.

NOTE D—Inventories

Inventories of accumulated unbilled costs and materials by segment are as follows:

	November 2, 2003	November 3, 2002
	(In thousands)	
Staffing Services		$ 32
Telephone Directory	$12,898	11,355
Telecommunications Services	18,320	14,394
Computer Systems	6,139	3,909
Total	$37,357	$29,690

The cumulative amounts billed under service contracts at November 2, 2003 and November 3, 2002 of $3.6 million and $2.1 million, respectively, are credited against the related costs in inventory.

NOTE E—Short-Term Borrowings

At November 2, 2003, the Company had total outstanding bank borrowings of $4.1 million under credit lines. These credit lines with foreign banks that provide for borrowings and letters of credit up to an aggregate of $11.1 million expire during fiscal year 2004, unless renewed. The weighted average interest rate of short-term borrowings at each year-end was 9.9% at the end of fiscal 2003 and 62% at the end of fiscal 2002. Borrowings in foreign currencies provide a hedge against devaluation in foreign currency denominated assets. The weighted average interest rate in fiscal 2002 was significantly higher as the borrowings were primarily by the Company's Uruguayan operation from Uruguayan banks, whose interest rates reflected the country's high inflation level.

NOTE F—Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

	November 2, 2003	November 3, 2002
	(In thousands)	
8.2% term loan (a)	$14,469	$14,810
Notes payable (b)		1,183
	14,469	15,993
Less amounts due within one year	371	1,524
Total long-term debt	$14,098	$14,469

(a) In September 2001, a subsidiary of the Company entered into a $15.1 million loan agreement with General Electric Capital Business Asset Funding Corporation. The 20-year loan, which bears interest at 8.2% per annum and requires principal and interest payments of $0.4 million per quarter, is secured by a deed of trust on certain land and buildings that had a carrying amount at November 2, 2003 of $11.0 million. The obligation is guaranteed by the Company.

(b) On February 9, 1999, the Company entered into a $5.6 million installment payment agreement to finance the purchase and support of an Enterprise Resource Planning system for internal use as an accounting and back office system, which has been capitalized and is being amortized over a five to seven-year period. The agreement provided for interest, calculated at 6%, and principal payments in five equal annual installments of $1.3 million, which began in February 1999. The final payment was made in February 2003.

Effective April 15, 2002, the Company entered into a $40.0 million, two-year, secured, syndicated, revolving credit agreement ("Credit Agreement") which established a credit facility ("Credit Facility") in favor of the Company and designated subsidiaries, of which up to $15.0 million may be used for letters of credit. Borrowings by subsidiaries are limited to $25.0 million in the aggregate. The administrative agent arranger for the secured Credit Facility is JP Morgan Chase Bank. The other banks participating in the Credit Facility are Mellon, NA, Wells Fargo, NA and Lloyds TSB Bank PLC. Borrowings and letters of credit under the Credit Facility are limited to a specific borrowing base, which is based upon the level of specified receivables at the time of each calculation. At November 2, 2003, the borrowing base was approximately $40.0 million. Borrowings under the Credit Facility are to bear interest at various rate options selected by the Company at the time of each borrowing, certain of which rate options are based on a leverage ratio, as defined, as is the annual facility fee. Additionally, interest and the facility fees can be increased or decreased upon a change in the Company's long-term debt rating provided by a nationally recognized rating agency. Based upon the Company's leverage ratio and debt rating at November 2, 2003, if a three-month LIBO rate was the interest rate option selected by the Company, borrowings would have borne interest at the rate of 3.0% per annum. At November 2, 2003, the facility fee was 0.4% per annum. The Company has not borrowed, and no letters of credit have been issued, under the Credit Facility since its inception in April 2002.

The Credit Agreement provides for the maintenance of various financial ratios and covenants, including, among other things, a requirement that the Company maintain a consolidated tangible net worth, as defined, of $220.0 million (the Company's consolidated tangible net worth, as defined, as of November 2, 2003 was $234.2 million); a limitation on cash dividends and capital stock repurchases and redemptions by the Company in any one fiscal year to 25% of consolidated net income, as defined, for the prior fiscal year; and a requirement that the Company maintain a ratio of EBIT, as defined, to interest expense, as defined, of 1.25 to 1.0 for the twelve months ending as of the last day of the fiscal year. As a result of the loss sustained by the Company in fiscal year 2002, the Company was restricted from paying dividends in fiscal 2003. The Credit Agreement also imposes limitations on, among other things, the incurrence of additional indebtedness, the incurrence of additional liens, sales of assets, the level of annual capital expenditures and the amount of investments, including business acquisitions and investments in joint ventures, and loans that may be made by the Company and its subsidiaries. At November 2, 2003 the Company was in compliance with all covenants in the Credit Agreement and believes it will be in compliance throughout its remaining term.

The Company is liable on all loans made to it and all letters of credit issued at its request, and is jointly and severally liable as to loans made to subsidiary borrowers. However, unless also a guarantor of loans, a subsidiary borrower is not liable with respect to loans made to the Company or letters of credit issued at the request of the Company, or with regard to loans made to any other subsidiary borrower. Six subsidiaries of the Company are guarantors of all loans made to the Company or to subsidiary borrowers under the Credit Facility. At November 2, 2003, four of those guarantors have pledged approximately $52.4 million of accounts receivable, other than those in the Securitization Program, as collateral for the guarantee obligations. Under certain circumstances, other subsidiaries of the Company also may be required to become guarantors under the Credit Facility. The Company has pledged all of the stock of Volt Funding (see Note B) as collateral security for the Company's obligations under the Credit Facility.

Principal payment maturities on long-term debt outstanding at November 2, 2003 are:

Fiscal Year	Amount
	(In thousands)
2004	$ 371
2005	402
2006	436
2007	474
2008	514
Thereafter	12,272
	$14,469

NOTE G—Income Taxes

The components of the Company's income (loss) from continuing operations before income taxes by location, and the related income tax provision (benefit) are as follows:

	Year Ended		
	November 2, 2003	November 3, 2002	November 4, 2001
		(In thousands)	
The components of income (loss) from continuing operations before income taxes, based on the location of operations, consist of the following:			
Domestic	$3,523	$(6,123)	$10,421
Foreign	4,524	(1,384)	597
	$8,047	$(7,507)	$11,018
The components of the income tax provision (benefit) include:			
Current:			
Federal (a)	$ 518	$(5,539)	$ 1,110
Foreign	2,086	486	117
State and local	600	(1,165)	513
Total current	3,204	(6,218)	1,740
Deferred:			
Federal	$ 232	$ 3,345	$ 2,366
Foreign	(202)	128	(145)
State and local	52	425	399
Total deferred	82	3,898	2,620
Total income tax provision (benefit)	$3,286	$(2,320)	$ 4,360

(a) Reduced in 2003 and 2001 and increased in 2002 by benefits of $0.8 million, $1.0 million and $0.2 million, respectively, from general business credits.

NOTE G—Income Taxes *(Continued)*

The consolidated effective tax rates are different than the U.S. Federal statutory rate. The differences result from the following:

	Year Ended		
	November 2, 2003	November 3, 2002	November 4, 2001
Statutory rate	35.0%	(35.0)%	35.0%
State and local taxes, net of federal tax benefit	6.4	(7.8)	5.1
Tax effect of foreign operations	3.8	14.9	2.1
Goodwill amortization			2.6
General business credits	(4.5)	(3.5)	(5.7)
Other-net	0.1	0.5	0.5
Effective tax rate	40.8%	(30.9)%	39.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and also include foreign operating loss carryforwards. Significant components of the Company's deferred tax assets and liabilities are as follows:

	November 2, 2003	November 3, 2002
	(In thousands)	
Deferred Tax Assets:		
Allowance for doubtful accounts	$ 3,626	$ 4,144
Inventory valuation	19	19
Foreign loss carryforwards	830	687
Goodwill	2,805	3,069
Compensation accruals and deferrals	4,355	3,644
Warranty accruals	74	99
Foreign asset bases	357	155
Other-net	1,040	1,110
Total deferred tax assets	13,106	12,927
Less valuation allowance for deferred tax assets	3,635	3,756
Deferred tax assets, net of valuation allowance	9,471	9,171
Deferred Tax Liabilities:		
Software development costs	8,682	12,520
Earnings not currently taxable	131	100
Accelerated book depreciation	7,188	2,951
Total deferred tax liabilities	16,001	15,571
Net deferred tax liabilities	$ (6,530)	$ (6,400)
Balance sheet classification:		
Current assets	$ 8,722	$ 8,343
Non-current liabilities	(15,252)	(14,743)
Net deferred tax liabilities	$ (6,530)	$ (6,400)

At November 2, 2003, deferred tax assets included $0.8 million related to foreign loss carryforwards, with no limitation on the carryforward period and $2.8 million related to goodwill written off as impaired. For financial statement purposes, a full valuation allowance of $3.6 million has been recognized due to the uncertainty of the realization of the foreign loss carryforwards and future tax deductions related to goodwill. The valuation allowance decrease during 2003 of $0.1 million was principally due to the goodwill.

Substantially all of the undistributed earnings of foreign subsidiaries of $8.3 million at November 2, 2003 are considered permanently invested and, accordingly, no federal income taxes thereon have been provided. Should these earnings be distributed, foreign tax credits would reduce the additional federal income tax that would be payable. Availability of credits is subject to limitations; accordingly, it is not practicable to estimate the amount of the ultimate deferred tax liability, if any, on accumulated earnings.

NOTE H—Goodwill and Other Intangibles

As of the beginning of fiscal 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under these new rules, goodwill and other intangibles with indefinite lives are no longer amortized, but are subject to testing annually and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, using fair value methodology. Intangible assets with finite, measurable lives continue to be amortized over their respective useful lives until they reach their estimated residual values, and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As a result, the Company did not incur any expense for the amortization of goodwill in fiscal years 2003 and 2002 (however, as discussed below, the Company did record a charge for the impairment of goodwill as of the beginning of fiscal 2002). The pre-tax expense for the amortization of goodwill included in continuing operations was $3.0 million in fiscal year 2001.

The Company engaged independent valuation firms to assist in the determination of impairment, which may have existed in the $39.8 million of goodwill recorded as of the beginning of fiscal 2002. The result of testing goodwill for impairment in accordance with SFAS No. 142, as of November 5, 2001, was a non-cash charge of $31.9 million, which is reported under the caption "Cumulative effect of a change in accounting." Using the same valuations methods employed by the independent valuation firms, the Company completed its annual impairment tests on the remaining $9.0 million of goodwill during the second quarter of fiscal 2003 and determined that no impairment existed, since its fair value exceeded the carrying value.

The fiscal 2002 impairment charge in the Staffing Services segment related to the Company's European Technical Placement division and the Administrative and Industrial division, which had been adversely affected by the economic declines in Europe and the United States, respectively. Accordingly, an impairment charge of $23.9 million (including $2.6 million, the total carrying amount of goodwill for the Administrative and Industrial division as of November 5, 2001) was recognized.

The impairment charge in the Company's Telephone Directory business related to its independent telephone directory publishing division $(6.9 million) of that segment, and the Company's then-owned 50% interest in the westVista joint venture $(1.1 million), which also publishes independent directories (see Note J). Due to the fact that some of the directories purchased had not performed as well as projected, and in some cases had incurred losses, an impairment charge of $8.0 million was recognized.

The changes in the carrying amount of goodwill by segment during the fiscal year ended November 3, 2002 were as follows:

	November 4, 2001	Impairment Charge (1)	November 3, 2002
		(In thousands)	
Staffing Services	$32,271	$23,930	$8,341
Telephone Directory	6,907	6,907	
Computer Systems	642		642
Total	$39,820	$30,837	$8,983

(1) The impairment charge did not include the $1.1 million charge related to the goodwill associated with the westVista joint venture, discussed above.

NOTE H—Goodwill and Other Intangibles *(Continued)*

The following tables reflect the impact that the elimination of the amortization pursuant to SFAS No. 142 would have had on prior year net income and net income per share, if SFAS No. 142 had been adopted at the beginning of fiscal year 2001:

	Year Ended
	November 4, 2001
	(In thousands, except per share data)
Reported net income	$5,844
Add back: Goodwill amortization, net of taxes (a)	2,303
Adjusted net income	$8,147
PER SHARE DATA	
Basic and Diluted:	
Reported net income per share	$ 0.38
Add back: Goodwill amortization per share (a)	0.15
Adjusted net income per share	$ 0.53

(a) Includes goodwill amortization applicable to discontinued operations of and $1.1 million, net of taxes, or $0.07 per share, for the fiscal year ended November 4, 2001.

NOTE I—Per Share Data

In calculating basic earnings per share, the effect of dilutive securities is excluded. Diluted earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding and the assumed exercise of dilutive outstanding stock options based on the treasury stock method.

	Year Ended		
	November 2, 2003	November 3, 2002	November 4, 2001
Denominator for basic earnings per share—Weighted average number of shares	15,218	15,217	15,212
Effect of dilutive securities:			
Employee stock options	7	—	32
Denominator for diluted earnings per share—Adjusted weighted average number of shares	15,225	15,217	15,244

Options to purchase 582,539, 566,359 and 573,241 shares of the Company's common stock were outstanding at November 2, 2003, November 3, 2002 and November 4, 2001, respectively but were not included in the computation of diluted earnings per share because the effect of inclusion would have been antidilutive.

NOTE J—Sale of Subsidiaries and Businesses

On November 30, 2001, the Company's 59% owned publicly-held subsidiary, Autologic Information International, Inc. ("Autologic"), which comprised the Company's Electronic Publication and Typesetting segment, was acquired by Agfa Corporation through a tender offer for all of Autologic's outstanding shares and a subsequent merger. The Company received $24.2 million for its shares. The Company's gain on the sale of $4.5 million, including a tax benefit of $1.7 million, was reflected in the Company's first quarter of fiscal 2002. The results of operations of Autologic have been classified as discontinued and Autologic's prior period results have been reclassified.

Included in discontinued operations, as a result of the sale of Autologic, for the two fiscal years ended November 3, 2002 are:

	November 3, 2002	November 4, 2001
	(In thousands)	
Revenue	$3,296	$68,518
Loss before taxes and minority interest	$ (488)	$ (1,412)
Income taxes (benefit)	153	110
Minority interest	138	488
Loss from operations	(197)	(814)
Gain on disposal before tax benefit	2,761	
Income tax benefit	1,746	
Gain on disposal	4,507	
Gain (loss) from discontinued operations	$4,310	$ (814)

In August 2002, the Company's 50% owned joint venture, westVista, was liquidated with one operation sold to an unaffiliated third party and the other operation acquired by the Company. The terms of the initial purchase agreement required the Company and its partner to make future payments to the previous owner. Accordingly, 50% of this liability has been accrued by the Company and the gain on the sale of approximately $0.1 million has been deferred.

Prior to the sale, the Company's portion of net income was $25,000 in fiscal 2002 and the portion of net loss was $49,000 in fiscal 2001, which is included in other income (expense). In addition in fiscal 2002, the Company recorded a charge for the write-down of goodwill related to the joint venture of $1.1 million as a portion of the Cumulative Effect of a Change in Accounting (see Note H).

In April 2001, the Company sold its interest in a real estate partnership, resulting in a pre-tax gain of $4.2 million.

NOTE K—Stock Option Plans

In May 1995, the Company adopted a new Non-Qualified Stock Option Plan, which initially enabled the granting of options to acquire up to 1.2 million shares of common stock to key employees and, as amended in January 1998, directors of the Company. Option exercise prices may not be less than 100% of the market price of the shares on the date the options are granted. The term of each option, which may not exceed ten years, and vesting period of each option are at the discretion of the Company. Currently outstanding options become fully vested within one to five years after the date of grant. At November 2, 2003, options to purchase 488,039 (457,105 at November 3, 2002) shares were vested and 347,854 (367,034 at November 3, 2002) shares were available for future grants under the plan.

Transactions involving outstanding stock options under the plan were:

	Number of Shares	Weighted Average Exercise Price
Outstanding—November 3, 2000	581,350	$21.08
Granted	31,650	18.49
Exercised	(7,650)	18.08
Forfeited	(31,609)	19.33
Outstanding—November 4, 2001	573,741	21.08
Granted	4,500	18.13
Exercised	(1,750)	18.01
Forfeited	(10,132)	20.16
Outstanding—November 3, 2002	566,359	21.08
Granted	38,750	12.02
Exercised	(3,000)	18.08
Forfeited	(19,570)	21.43
Outstanding—November 2, 2003	582,539	$20.48

NOTE K—Stock Option Plans *(Continued)*

Price ranges of outstanding and exercisable options as of November 2, 2003 are summarized below:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$10.67–$17.50	71,300	7	$13.99	27,900	$16.69
$18.08–$18.08	262,633	2	$18.08	262,633	$18.08
$18.13–$24.22	153,506	6	$21.14	106,006	$21.46
$25.42–$50.56	95,100	4	$30.90	91,500	$30.84

NOTE L—Segment Disclosures

Financial data concerning the Company's sales, segment profit (loss) and identifiable assets by reportable operating segment for fiscal years 2003, 2002 and 2001 are presented in tables below.

Total sales include both sales to unaffiliated customers, as reported in the Company's consolidated statements of operations, and intersegment sales. Sales between segments are generally priced at fair market value. The Company evaluates performance based on segment profit or loss from operations before general corporate expenses, interest income and other expense, interest expense, foreign exchange gains and losses and income taxes.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Therefore, the Company's operating profit is the total segment profit less general corporate expenses. Identifiable assets are those assets that are used in the Company's operations in the particular operating segment. Corporate assets consist principally of cash and cash equivalents, investments and an Enterprise Resource Planning system.

The Company operates in two major businesses, which are primarily focused on the markets they serve: staffing services and telecommunications and information solutions. The Company's internal reporting structure is based on the services and products provided to customers which results in the following four reportable operating segments:

Staffing Services—This segment provides a broad range of employee staffing services to a wide range of customers throughout the United States, Canada and Europe. These services fall within three major functional areas: Staffing Solutions, Information Technology Solutions and E-Procurement Solutions. Staffing Solutions provides a full spectrum of managed staffing, temporary/alternative personnel employment and direct hire placement and professional employer organization services. Information Technology Solutions provides a wide range of information technology services, including consulting, turnkey project management and software and web development. E-Procurement Solutions provides global vendor neutral procurement and management solutions for supplemental staffing using web-based software systems.

Telephone Directory—This segment publishes independent telephone directories in the United States and publishes telephone directories in Uruguay under a contract with the government-owned telephone company; provides telephone directory production, commercial printing, database management, sales and marketing services; licenses directory production and contract management software systems to directory publishers and others; and provides services, principally computer-based projects, to public utilities and financial institutions.

Telecommunications Services—This segment provides telecommunications services, including design, engineering, construction, installation, maintenance and removals in the outside plant and central office of telecommunications and cable companies, and within their customers' premises, as well as for both large commercial and governmental entities requiring telecommunications services; and also provides complete turnkey services for wireless and wireline telecommunications companies.

Computer Systems—This segment provides directory assistance services, both traditional and enhanced, to wireline and wireless telecommunications companies; provides directory assistance content; designs, develops, integrates, markets, sells and maintains computer-based directory assistance systems and other database management and telecommunications systems, primarily for the telecommunications industry; and provides IT services to the Company's other businesses and third parties.

Sales, operating profit and identifiable assets by the Company's reportable operating segment are as follows:

	November 2, 2003	November 3, 2002	November 4, 2001
		(In thousands)	
Net Sales			
Staffing Services:			
Traditional Staffing	$1,266,875	$1,141,717	$1,251,282
Managed Services	1,043,572	745,667	737,417
Total gross sales	2,310,447	1,887,384	1,988,699
Less Non-recourse Managed Services	(967,379)	(679,110)	(503,027)
Intersegment sales	2,367	2,044	12,169
	1,345,435	1,210,318	1,497,841
Telephone Directory:			
Sales to unaffiliated customers	70,116	83,212	99,682
Intersegment sales	43	114	264
	70,159	83,326	99,946
Telecommunications Services:			
Sales to unaffiliated customers	112,201	104,039	246,892
Intersegment sales	638	4,833	2,040
	112,839	108,872	248,932
Computer Systems:			
Sales to unaffiliated customers	84,472	72,261	66,435
Intersegment sales	9,167	6,535	4,863
	93,639	78,796	71,298
Elimination of intersegment sales	(12,215)	(13,526)	(19,336)
Total Net Sales	$1,609,857	$1,467,786	$1,898,681
Segment Profit (Loss)			
Staffing Services	$ 21,072	$ 20,469	$ 16,558
Telephone Directory	7,674	6,712	2,238
Telecommunications Services	(3,986)	(13,259)	7,353
Computer Systems	14,679	8,912	10,739
Total segment profit	39,439	22,834	36,888
General corporate expenses	(27,668)	(22,704)	(24,416)
Total Operating Profit	$ 11,771	$ 130	$ 12,472

	November 2, 2003	November 3, 2002
	(In thousands)	
Assets:		
Staffing Services	$350,796	$332,482
Telephone Directory	60,152	60,105
Telecommunications Services	49,053	46,666
Computer Systems	39,006	31,860
	499,007	471,113
Cash, investments and other corporate assets	39,686	38,477
Total Assets	$538,693	$509,590

NOTE L—Segment Disclosures *(Continued)*

Sales to external customers and assets of the Company by geographic area are as follows:

	Year Ended		
	November 2, 2003	November 3, 2002	November 4, 2001
		(In thousands)	
Sales:			
Domestic	$1,484,720	$1,349,319	$1,765,237
International	125,137	118,467	133,444
	$1,609,857	$1,467,786	$1,898,681

	Year Ended	
	November 2, 2003	November 3, 2002
	(In thousands)	
Assets:		
Domestic	$492,903	$467,303
International	45,790	42,287
	$538,693	$509,590

Sales for all periods exclude sales by Autologic, which was reclassified as a discontinued operation (see Note J).

In fiscal 2003, the Telecommunications Services segment's sales to three customers accounted for approximately 23%, 18%, and 12%, respectively, of the total sales of that segment; the Computer Systems segment's sales to two customers accounted for approximately 27% and 13% of the total sales of that segment; the Staffing Services segment's sales to one customer accounted for approximately 13% of the total sales of that segment; and the Telephone Directory segment's sales to one customer accounted for approximately 10% of the total sales of that segment. In fiscal 2003, the sales to seven operating units of one customer, Microsoft Corporation, accounted for 10.6% of the Company's consolidated net sales.

In fiscal 2002, the Telecommunications Services segment's sales to three customers accounted for approximately 24%, 20%, and 12%, respectively, of the total sales of that segment; and the Computer Systems segment's sales to one customer accounted for approximately 30% of that segment. In fiscal 2002, there were no customers to which sales accounted for over 10% of the Company's consolidated net sales.

In fiscal 2001, the Telecommunications Services segment's sales to three customers accounted for approximately 23%, 17%, and 12%, respectively, of the total sales of that segment; and the Computer Systems segment's sales to one customer accounted for approximately 35% of that segment. In fiscal 2001, there were no customers to which sales accounted for over 10% of the Company's consolidated net sales.

The loss of one or more of these customers, unless the business is replaced by the segment, could result in an adverse effect on the results for that segment's business, although the Company does not believe that there would be a material adverse effect on the results of the Company and its subsidiaries taken as a whole.

Capital expenditures and depreciation and amortization by the Company's operating segments are as follows:

	Year Ended		
	November 2, 2003	November 3, 2002	November 4, 2001
		(In thousands)	
Capital Expenditures:			
Staffing Services	$ 8,026	$ 9,063	$12,062
Telephone Directory	2,104	403	2,891
Telecommunications Services	1,766	960	3,491
Computer Systems	4,768	3,041	3,520
Total segments	16,664	13,467	21,964
Corporate	1,326	1,225	5,148
	$17,990	$14,692	$27,112
Depreciation and Amortization (a):			
Staffing Services	$ 8,942	$ 7,339	$ 8,275
Telephone Directory	2,024	2,202	3,665
Telecommunications Services	3,870	4,102	4,716
Computer Systems	3,770	2,978	2,979
Total segments	18,606	16,621	19,635
Corporate	5,725	5,545	4,947
	$24,331	$22,166	$24,582

(a) Includes depreciation and amortization of property, plant and equipment for fiscal years 2003, 2002 and 2001 of $24.2 million, $21.8 million and $20.5 million, respectively.

NOTE M—Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations for the fiscal years ended November 2, 2003 and November 3, 2002. Each quarter contained thirteen weeks.

	Fiscal 2003 Quarter (Note 1)			
	First	Second	Third	Fourth
		(In thousands, except per share data)		
Net sales	$352,535	$403,406	$415,158	$438,758
Gross profit	$ 16,529	$ 24,388	$ 30,384	$ 36,408
Net (loss) income	$ (3,803)	$ (432)	$ 2,111	$ 6,885
Basic and Diluted earnings per share:				
Net (loss) income	$ (0.25)	$ (0.03)	$ 0.14	$ 0.45

NOTE M—Quarterly Results of Operations (Unaudited) *(Continued)*

	Fiscal 2002 Quarter (Note 1 and 2)			
	First	Second	Third	Fourth
	(In thousands, except per share data)			
Net sales	$334,096	$362,274	$371,849	$399,567
Gross profit	$ 11,778	$ 20,598	$ 26,835	$ 37,599
(Loss) income from continuing operations	$ (6,723)	$ (4,411)	$ 1,133	$ 4,814
Discontinued operations	4,310			
Cumulative effect of a change in accounting	(31,927)			
Net (loss) income	$(34,340)	$ (4,411)	$ 1,133	$ 4,814
Basic and Diluted earnings per share:				
(Loss) income from continuing operations	$ (0.44)	$ (0.29)	$ 0.07	$ 0.32
Discontinued operations	0.28			
Cumulative effect of a change in accounting	(2.10)			
Net (loss) income	$ (2.26)	$ (0.29)	$ 0.07	$ 0.32

Note 1—As previously announced, the Company has changed the method of reporting revenues of its Professional Employer Organization ("PEO") subsidiary, Shaw & Shaw, from gross billing to a net revenue basis in fiscal year 2003. Accordingly, reported PEO revenues and related cost of sales for the first quarter of fiscal 2003 and the fiscal year 2002 have been reduced, with no effect on gross profit or the net results to the Company.

Note 2—Pursuant to the Company's previously announced adoption of SFAS No.145, results for fiscal year 2002 have been restated to give effect to the reclassification of a charge of $2.1 million arising from March 2002 early payment of the Company's 7.92% Senior Notes to Other Expense, previously presented as an extraordinary item.

Historically, the Company's results of operations have been lowest in its first fiscal quarter as a result of reduced requirements for the Staffing Services segment's personnel due to the Thanksgiving, Christmas and New Year holidays as well as certain customer facilities closing for one to two weeks. In addition, the Telephone Directory segment's DataNational division publishes more directories during the second half of the fiscal year. The Uruguay division of the Telephone Directory segment produces a major portion of its revenues and most of its profits in the Company's fourth fiscal quarter. During the third and fourth quarter of the fiscal year, the Staffing Services segment benefits from a reduction of payroll taxes and increased use of Administrative and Industrial services during the summer vacation period.

NOTE N—Employee Benefits

The Company has various savings plans that permit eligible employees to make contributions on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. In January 2000, the Company amended the savings plan for permanent employees to provide a Company contribution in the form of a 50% match of the first 3% of salary contributed by eligible participants. For participants with less than five years of service, the Company's matching contributions vest at 20% per year over a five-year period. Company contributions to the plan are made semi-annually. Under the plan, the Company's contributions of $1.3 million, $1.3 million and $1.2 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively, were accrued and charged to compensation expense.

The Company has a non-qualified deferred compensation and supplemental savings plan, which permits eligible employees to defer a portion of their salary. This plan consists solely of participant deferrals and earnings thereon, which are reflected as a current liability under accrued wages and commissions. The Company invests the assets of the plan in mutual funds based upon investment preferences of the participants.

NOTE O—Derivative Financial Instruments, Hedging and Restricted Cash

The Company enters into derivative financial instruments only for hedging purposes. All derivative financial instruments, such as interest swap contracts and foreign currency options and exchange contracts, are recognized in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in stockholders' equity as a component of comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. At November 2, 2003, the Company had outstanding foreign currency option and forward contracts in the aggregate notional amount equivalent to $10.0 million, which approximated its net investment in foreign operations and is accounted for as a hedge under SFAS No. 52 "Foreign Currency Translation."

Included in cash and cash equivalents at November 2, 2003 and November 3, 2002 was approximately $18.9 million and $11.5 million, respectively, that was restricted to cover obligations that were reflected in accounts payable at that date. These amounts primarily related to certain contracts with customers, for whom the Company manages the customers' alternative staffing requirements, including the payment of associate vendors.

NOTE P—Commitments

The future minimum rental commitments as of November 2, 2003 for all non-cancellable operating leases were as follows:

Fiscal Year	Total	Office Space	Equipment
		(In thousands)	
2004	$18,619	$17,012	$1,607
2005	12,974	12,355	619
2006	8,058	7,903	155
2007	4,859	4,859	
2008	1,845	1,845	
Thereafter	3,001	3,001	
	$49,356	$46,975	$2,381

Many of the leases also required the Company to pay or contribute to property taxes, insurance and ordinary repairs and maintenance.

Rental expense for all operating leases for fiscal years 2003, 2002 and 2001 was $24.0 million, $23.6 million and $24.3 million, respectively.

In fiscal 2000, the Company began development of a new internet-based Front End System designed to improve efficiency and connectivity in the recruiting, assignment, customer maintenance and other functions in the branch offices of the Staffing Services segment. The total cost to develop and install this system is currently anticipated to be approximately $12.0 million, (reduced from the $16.0 million, previously reported due to anticipated cost savings) of which $8.1 million has been incurred and capitalized to date. The Company has no other material capital commitments.

NOTE Q—Related Party Transactions

During fiscal 2003, the Company paid $0.5 million to the law firm of which Lloyd Frank, a director and member of the Company's Audit Committee (until April 2004), is a member, primarily for the services rendered. During that year, the Company also paid $47,700 to the law firm of which Bruce Goodman, a director, is a partner for services rendered to the Company and paid $16,500 to Irwin B. Robins, a director, for legal consulting services.

The Company rents approximately 2,500 square feet of space to a corporation owned by Steven A. Shaw, an officer and director, in the Company's El Segundo, California facility, which the Company does not require for its own use, on a month-to-month basis at a rental of $1,500 per month. Based on the nature of the premises and a recent market survey conducted by the Company, the Company believes the rent is the fair market rental for such space.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The Company carried out an evaluation of the effectiveness of the design and operation of its "disclosure controls and procedures," as defined in, and pursuant to, Rule 13a-15 of the Securities Exchange Act of 1934, as of November 2, 2003 under the supervision and with the participation of the Company's management, including the Company's Chairman of the Board, President and principal executive officer and its Senior Vice President and principal financial officer. Based on that evaluation, the Company's Chairman of the Board, President and principal executive officer and its Senior Vice President and principal financial officer concluded that, as of the date of their evaluation, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and its subsidiaries is made known to them on a timely basis.

Changes in internal controls

There were no significant changes in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

The information called for by Part III (Items 10, 11, 12, 13 and 14) of Form 10-K will be included in the Company's Proxy Statement for the Company's 2003 Annual Meeting of Shareholders, which the Company intends to file within 120 days after the close of its fiscal year ended November 2, 2003 and is hereby incorporated by reference to such Proxy Statement, except that the information as to the Company's executive officers which follows Item 4 in this Report and the information as to the Company's equity compensation plans contained in the last paragraph of Item 5 in this Report are incorporated by reference into Items 10 and 12, respectively, of this Report.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

15(a)(1). Financial Statements

The following consolidated financial statements of Volt Information Sciences, Inc. and subsidiaries are included in Item 8 of this Report:

	Page
Consolidated Balance Sheets—November 2, 2003 and November 3, 2002	39
Consolidated Statements of Operations—Years ended November 2, 2003, November 3, 2002 and November 4, 2001	40
Consolidated Statements of Stockholders' Equity—Years ended November 2, 2003, November 3, 2002 and November 4, 2001	41
Consolidated Statements of Cash Flows—Years ended November 2, 2003, November 3, 2002 and November 4, 2001	42
Notes to Consolidated Financial Statements	44

15(a)(2). Financial Statement Schedules

The following consolidated financial statement schedule of Volt Information Sciences, Inc. and subsidiaries is included in response to Item 15(d):

Schedule II—Valuation and qualifying accounts	S-1

Other schedules (Nos. I, III, IV and V) for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

15(a)(3). Exhibits

Exhibit	Description
3.1	Restated Certificate of Incorporation of the Company, as filed with the Department of State of New York on January 29, 1997. (Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 1996).
3.2	By-Laws of the Company. (Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1998, File No. 1-9232).
4.1(a)	Credit Agreement, dated April 12, 2002, among the Company, Gatton Volt Consulting Group Limited, as borrowers, Volt Delta Resources, Inc., Volt Information Sciences Funding, Inc., Volt Directories S. A., Ltd., DataNational, Inc., Volt Telecommunications Group, Inc. and DataNational of Georgia, Inc., as guarantors, the lenders party thereto, and JP Morgan Chase Bank, as administrative agent. (Exhibit 4.1(a) to the Company's Current Report on Form 8-K dated April 22, 2002, File No. 1-9232).
4.1(b)	Joint and Several Guaranty of Payment, dated as of April 12, 2002, by Volt Delta Resources, Inc., Volt Information Sciences Funding, Inc., Volt Directories S.A., Ltd., DataNational, Inc., Volt Telecommunications Group, Inc. and DataNational of Georgia, Inc. in favor of JP Morgan Chase Bank, as administrative agent. (Exhibit 4.1(b) to the Company's Current Report on Form 8-K dated April 22, 2002, File No. 1-9232).
4.1(c)	Volt Security Agreement, dated as of April 12, 2002, by the Company in favor of JP Morgan Chase Bank, as collateral agent. (Exhibit 4.1(c) to the Company's Current Report on Form 8-K dated April 22, 2002, File No. 1-9232).
4.1(d)	Subsidiary Security Agreement, dated as of April 12, 2002, among Volt Telecommunications Group, Inc., Volt Delta Resources, Inc., DataNational Inc. and DataNational of Georgia, Inc. in favor of JP Morgan Chase Bank, as collateral agent. (Exhibit 4.1(d) to the Company's Current Report on Form 8-K dated April 22, 2002, File No. 1-92321).
4.1(e)	Pledge Agreement, dated as of April 12, 2002, by the Company in favor of JP Morgan Chase Bank, as collateral agent. (Exhibit 4.1(e) to the Company's current Report on Form 8-K dated April 22, 2002, File No. 199232).
10.1†	1995 Non-Qualified Stock Option Plan, as amended. (Exhibit 10.1(b) to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1998, File No. 1-9232).
10.2(a)†	Employment Agreement, dated as of May 1, 1987, between the Company and William Shaw. (Exhibit 19.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 1987, File No. 1-9232).
10.2(b)†	Amendment, dated January 3, 1989, to Employment Agreement between the Company and William Shaw. (Exhibit 19.01(b) to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 1988, File No. 1-9232).
10.3(a)†	Employment Agreement, dated as of May 1, 1987, between the Company and Jerome Shaw (Exhibit 19.02 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 1987, File No. 1-9232).
10.3(b)†	Amendment, dated January 3, 1989, to Employment Agreement between the Company and Jerome Shaw (Exhibit 19.02(b) to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 1988, File No. 1-9232).
14.*	Volt Information Sciences, Inc. and Subsidiaries Code of Ethical Conduct for Financial Managers.
21.*	Subsidiaries of the Registrant.
23.*	Consent of Ernst & Young LLP.
31.1*	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal executive financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Management contract or compensation plan or arrangement.
* Filed herewith. All other exhibits are incorporated herein by reference to the exhibit indicated in the parenthetical references.

15 (b). Reports on Form 8-K

During the quarter ended November 2, 2003, the Company filed Current Report on Form 8-K dated September 9, 2003 (date earliest event reported) reporting Item 7. Financial Statements and Exhibits and Item 9. Regulation FD Disclosure.

UNDERTAKING

The Company hereby undertakes to furnish to the Securities and Exchange Commission, upon request, all constituent instruments defining the rights of holders of long-term debt of the Company and its consolidated subsidiaries not filed herewith. Such instruments have not been filed since none are, nor are being, registered under Section 12 of the Securities Exchange Act of 1934 and the total amount of securities authorized under any such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLT INFORMATION SCIENCES, INC.

Dated: New York, New York
January 27, 2004

By: /s/William Shaw

William Shaw

Chairman of the Board, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/William Shaw William Shaw	Chairman of the Board, President and Chief Executive Officer and Director	January 27, 2004
/s/James J. Groberg James J. Groberg	Senior Vice President (Principal Financial Officer) and Director	January 27, 2004
/s/Jack Egan Jack Egan	Vice President, Corporate Accounting (Principal Accounting Officer)	January 27, 2004
/s/Jerome Shaw Jerome Shaw	Director	January 27, 2004
/s/Steven A. Shaw Steven A. Shaw	Director	January 27, 2004
/s/Lloyd Frank Lloyd Frank	Director	January 27, 2004
/s/Irwin B. Robins Irwin B. Robins	Director	January 27, 2004
/s/Mark N. Kaplan Mark N. Kaplan	Director	January 27, 2004
/s/Bruce G. Goodman Bruce G. Goodman	Director	January 27, 2004
/s/William H. Turner William H. Turner	Director	January 27, 2004

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
(In thousands)					
Year ended November 2, 2003					
Deducted from asset accounts:					
Allowance for uncollectable accounts	$10,994	$ 6,227		$6,723 (a,b)	$10,498
Allowance for deferred tax assets	3,756		$ (121) (c)		3,635
Unrealized gain on marketable securities	(12)		(85) (d)		(97)
Year ended November 3, 2002					
Deducted from asset accounts:					
Allowance for uncollectable accounts	$ 9,376	$10,188		$8,570 (a,b)	$10,994
Allowance for deferred tax assets	602		$3,291 (e)	137 (f)	3,756
Unrealized loss (gain) on marketable securities	16		(28) (d)		(12)
Year ended November 4, 2001					
Deducted from asset accounts:					
Allowance for uncollectable accounts	$ 8,952	$ 8,462		$8,038 (a,b,g)	$ 9,376
Allowance for deferred tax assets	548		$ 396 (c)	342 (g)	602
Unrealized loss on marketable securities	664		62 (d)	710 (h)	16

(a) Includes write-off of uncollectable accounts.

(b) Includes a foreign currency translation gain of $22 in 2003 and losses of $27 in 2002 and $16 in 2001.

(c) Charge to income tax provision.

(d) Charge (credit) to stockholders' equity.

(e) Charge to cumulative effect of a change in accounting of $3,069 and income tax provision of $222.

(f) Principally write-off of unutilized foreign tax credits.

(g) Pertains to the reclassification of assets of discontinued operations, including allowance for uncollectible accounts of $1,188 and allowance for deferred tax assets of $342.

(h) Reclassification adjustment for write-down of marketable securities included in net income.

EXHIBIT 14

VOLT INFORMATION SCIENCES, INC. AND SUBSIDIARIES
CODE OF ETHICAL CONDUCT FOR FINANCIAL MANAGERS

In my role as a financial manager of Volt Information Sciences, Inc. and Subsidiaries, I recognize that financial managers hold an important and elevated role in corporate governance. I am uniquely capable and empowered to ensure that stakeholders' interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which financial managers are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the company, the public and other stakeholders.

I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1. I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
2. I provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.
3. I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.
4. I act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.
5. I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used for personal advantage.
6. I share knowledge and maintain skills important and relevant to my constituents' needs.
7. I proactively promote ethical behavior as a responsible partner among peers in my work environment and community.
8. I achieve responsible use of and control over all assets and resources employed or entrusted to me.
9. I will report known or suspected violations of this Code in accordance with all applicable rules of procedure.
10. I will be accountable for adhering to this Code.

____
(Signature)

____
(Date)

EXHIBIT 21—SUBSIDIARIES OF THE REGISTRANT

The following is a list of the subsidiaries and joint ventures of Volt as of January 9, 2004 (exclusive of certain subsidiaries which, if considered in the aggregate, would not, as of November 2, 2003, constitute a significant subsidiary within the meaning of Rule 1-02(v) of Regulation S-X). All of such subsidiaries, to the extent they were active and owned by the Company during fiscal 2003, are included as consolidated subsidiaries in the Registrant's consolidated financial statements as of November 2, 2003.

Name (1)	Jurisdiction of Incorporation
Volt Delta Resources, Inc.	Nevada
Volt Real Estate Corporation	Delaware
Volt Directories S.A., Ltd.	Delaware
Volt Holding Corp.	Nevada
Volt Realty Two, Inc.	Nevada
500 South Douglas Realty Corp.	Delaware
14011 So. Normandie Ave. Realty Corp.	Nevada
Volt Orangeca Real Estate Corp.	Delaware
Shaw & Shaw, Inc.	Delaware
Volt Technical Resources, LLC.	Delaware
Volt ATRD Corp.	Delaware
Sierra Technology Corporation	California
Volt Opportunity Road Realty Corp.	Delaware
Nuco II, Ltd.	Delaware
Volt Management Corp.	Delaware
Volt Technical Corp.	Delaware
Fidelity National Credit Services Ltd.	California
Nuco I, Ltd.	Nevada
Volt Information Sciences Funding, Inc.	Delaware
Volt Viewtech, Inc.	Delaware
Volt Asia Enterprises, Ltd.	Delaware
Volt STL Holdings, Inc.	Delaware
DataNational of Georgia, Inc.	Georgia
DataNational, Inc.	Delaware
Volt Road Boring Corp.	Florida
Volt Telecommunications Group, Inc.	Delaware
Volt Publications, Inc.	Delaware
Volt Maintech, LLC	Delaware
Volt Gatton Holding, Inc.	Delaware
Maintech, Incorporated	Delaware
Volt SRS Limited	Delaware
Information Management Associates, Inc.	Delaware
ProcureStaff, Ltd.	Delaware
VMC Consulting Corporation	Delaware
Volt Funding Corp.	Delaware
Volt Delta B.V.	Netherlands
Volt Delta Europe, Limited	United Kingdom
Volt Resource Management Limited	United Kingdom
Tainol, S.A.	Uruguay
Volt Human Resources (VHRI), Inc.	Canada
Volt Services Group (Netherlands) B.V.	Netherlands
Volt Directory Marketing, Ltd. (2)	Delaware
Volt Europe Limited (formerly Gatton Volt Computing Group Limited)	United Kingdom
Gatton Volt Consulting Group Limited	United Kingdom
Gatton Volt Computastaff Limited	United Kingdom
Volt Europe (Belgium) SPRI	Belgium
Volt Europe (Espana) SPA	Spain
Volt Europe Temporary Services Limited	United Kingdom
VMC Consulting Europe Limited	United Kingdom
Volt Europe (France) SRL	France
Volt Europe (Italia) SRL	Italy
Volt Europe (Deutschland) GmbH	Germany
Volt Netherlands Holding BV	Netherlands
Volt Telecom BV	Netherlands
Volt Europe (Nederland) BV	Netherlands

(1) Except as noted, each named subsidiary is wholly owned, directly or indirectly, by Volt Information Sciences, Inc., except that, in the case of certain foreign subsidiaries, qualifying shares may be registered in the name of directors.

(2) 80% owned subsidiary.

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-13369 on Form S-8 dated October 3, 1996, Registration Statement No. 333-45903 on Form S-8 dated February 9, 1998, and Registration Statement No. 333-106245 on Form S-8 dated June 18, 2003 of Volt Information Sciences, Inc. of our report dated December 22, 2003, with respect to the consolidated financial statements and schedule of Volt Information Sciences, Inc. and subsidiaries included in the Annual Report (Form 10-K) for the year ended November 2, 2003.

Ernst + Young LLP

Ernst & Young LLP
January 27, 2004

EXHIBIT 31.1

CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William Shaw, certify that:

1. I have reviewed this annual report on Form 10-K of Volt Information Sciences, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e) for the registrant and we have:

   a) to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) disclosed in this annual report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

January 27, 2004

/s/William Shaw

William Shaw
Chairman of the Board,
President and Principal
Executive Officer

EXHIBIT 31.2

CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James J. Groberg, certify that:

1. I have reviewed this annual report on Form 10-K of Volt Information Sciences, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e) for the registrant and we have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) disclosed in this annual report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

January 27, 2004

/s/James J. Groberg

James J. Groberg
Senior Vice President and
Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Volt Information Sciences, Inc. (the "Company") on Form 10-K for the year ended November 2, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William Shaw, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

January 27, 2004

/s/William Shaw

William Shaw
Principal Executive Officer

A signed original of this written statement required by Section 906 has been provided to Volt Information Services, Inc. and will be retained by Volt Information Sciences, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Volt Information Sciences, Inc. (the "Company") on Form 10-K for the year ended November 2, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James J. Groberg, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

January 27, 2004

/s/James J. Groberg

James J. Groberg
Principal Financial Officer

A signed original of this written statement required by Section 906 has been provided to Volt Information Services, Inc. and will be retained by Volt Information Sciences, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.



VOLT Information Sciences, Inc.
560 Lexington Avenue, New York, NY 10022 ::: www.volt.com